GENERAL MARITIME CORPORATION



2008 ANNUAL REPORT



Strong Financial and Operational Foundation



Financial Highlights

(Dollars in thousands, except per share data)	Year Ended December 31, 2008	2007	2006	2005	2004	2003
Voyage revenues	$326,098	$255,015	$325,984	$567,901	$701,291	$454,456
Voyage expenses	54,404	38,069	80,400	137,203	117,955	117,810
Direct vessel operating expenses	63,556	48,213	47,472	86,681	96,818	91,981
Other expense	—	—	2,430	—	—	—
General and administrative expenses[1]	80,285	46,920	44,787	43,989	31,420	22,866
Gain on sale of vessels	805	417	(46,022)	(91,235)	(6,570)	(1,490)
Impairment charge	—	—	—	—	—	18,803
Depreciation and amortization	58,037	49,671	42,395	97,320	100,806	84,925
Operating income	68,982	71,725	154,522	293,943	360,862	119,561
Net interest (income) expense	28,289	23,059	(1,455)	28,918	37,852	35,043
Other (income) expense	10,886	4,127	(854)	52,668	7,901	—
Net income (loss)	$ 29,807	$ 44,539	$156,831	$212,357	$315,109	$ 84,518
Earnings (loss) per common share:						
Basic	$ 0.76	$ 1.46	$ 4.98	$ 5.71	$ 8.51	$ 2.29
Diluted	$ 0.73	$ 1.43	$ 4.87	$ 5.61	$ 8.33	$ 2.26
Dividends declared per common share	$ 1.49	$ 17.12	$ 4.80	$ 2.86	$ —	$ —
Weighted average basic shares outstanding, thousands:						
Basic	39,463	30,403	31,472	37,164	37,049	36,967
Diluted	40,562	31,212	32,217	37,874	37,814	37,356
Net cash provided by operating activities	$114,415	$ 95,833	$189,717	$249,614	$363,238	$178,112
EBITDA	116,133	117,269	197,771	338,595	453,767	204,486
Average number of vessels	21.5	19.3	20.6	41.9	44.0	40.6
Fleet utilization	96.0%	93.7%	94.5%	91.9%	96.0%	96.3%

(1) Includes $34.0 million in compensation accruals in connection with the Company's executive transition plan as well as litigation costs in connection with the Genmar Defiance


NO SMO

Mission Statement

Utilizing its solid operational and financial infrastructure, General Maritime seeks to become the premier choice for global seaborne oil transportation.

In accomplishing this mission, General Maritime will continue to provide outstanding customer service, enforce rigorous operational standards and maintain a steadfast commitment to safety and environmental protection.

Well Positioned Leader in the Industry



Letter from Our Chairman

Since going public in 2001, General Maritime has remained unrelenting in its pursuit of effectively managing the Company through the shipping cycles and maximizing returns to shareholders. During 2008, we once again benefited from core components of our proven approach, enabling the Company to post strong financial results and distribute sizeable dividends to shareholders. Complementing these important achievements, we also furthered our tradition of both entering into transactions that we believe create long-term value for shareholders and consolidating the industry, two hallmarks of General Maritime's success. Adding to the significance of these impressive accomplishments, we achieved substantial accretive fleet growth during a challenging economic and credit environment by adhering to our strict return criteria and without increasing the Company's leverage.

Creating Long-Term Value for Shareholders

Over the years, General Maritime's success in entering into value creating transactions has included returning over $1 billion to shareholders through dividends and share repurchases, monetizing non-core assets and acquiring over 40 vessels. During 2008, we maintained an intense focus on best serving our shareholders, continuing to return value through our partial pay-out dividend policy while prudently consolidating the industry. In addition to acquiring two modern double-hull vessels during the year, General Maritime used its stock as a valuable currency to achieve another milestone for shareholders. We acted decisively to enter into a stock-for-stock combination with New York Stock Exchange-listed Arlington Tankers, resulting in General Maritime's shareholders owning approximately 73% of a larger, more diverse tanker company with enhanced potential for the future.

In successfully completing this promising combination, management created the largest publicly traded dividend paying tanker company, which is of a size and scope, and with a dividend structure, balance sheet, chartering strategy and vision, that we believe position the Company well for the future. Specifically, with the completion of the combination, we have expanded and diversified General Maritime's modern double-hull fleet, providing the Company with greater opportunities to further augment its commercial prospects with both existing and new charterers. We have also strengthened our platform for creating near-term value through generating contracted cash flows and distributing dividends to shareholders. Finally, we believe that this combination further solidifies General Maritime's healthy financial position, distinguishes the Company in the industry and improves its positioning to achieve fleet, earnings and dividend growth over the long term.

Attractive Dividend Supported by Contracted Revenue Streams

During a time in which General Maritime significantly expanded its fleet and earnings power, I am pleased that the Company continued to meet its dividend target in 2008. This important accomplishment is a direct result of Management's past success and foresight in increasing the Company's time charter coverage. Including the $1.62 per share in dividends related to 2008, General Maritime has now paid cumulative quarterly and special dividends of over $1.0 billion.

We believe that the Company's combination with Arlington Tankers further reinforces our ability to target a fixed $2.00 per share annual dividend, which would equate to an approximately 25% increase over the 2008 distribution that shareholders of General Maritime Subsidiary Corporation, our legacy company, received based on the exchange ratio in the combination. In addition to providing shareholders with a sizeable distribution, General Maritime's fixed dividend target continues to serve as a core differentiator for the Company for a number of reasons. First, the dividend target is supported by a significant contracted revenue stream with a total of $450 million of revenues contracted through 2013 and $250 million in 2009 alone. Second, the $2.00 dividend target is based on a partial payout structure which retains capital for growth and which we believe provides the Company with financial flexibility for the future.

Strong Platform for the Future

General Maritime enters 2009 with both the operational and financial strength to further distinguish the Company in the industry. As we have done in the past, we plan to remain true to a core group of guiding principles that have served the Company well through diverse shipping and economic environments. We will continue to employ a balanced chartering strategy to maximize long-term cash flows, enhance our potential to achieve stable results and benefit from the upside potential of the tanker market over the long-term. Beyond this, our focus remains on preserving the Company's financial strength and acting opportunistically to continue to expand its fleet and earnings power.

General Maritime has developed an unsurpassed track record of consolidating the industry and we are committed to remaining disciplined and solely entering into transactions that create enduring shareholder value. In actively pursuing this critical objective, we will not waiver from our proven approach of ensuring that future acquisitions continue to meet strict return requirements.

In Appreciation of a Dedicated Team

I take great pride in General Maritime's accomplishments in 2008. Our continued success in meeting the exacting requirements of charters, generating strong financial results and entering into value creating transactions is directly related to our dedicated employees and management team. I would like to thank them for their hard work as we strive to further enhance the Company's leadership in the industry. I would also like to thank our shareholders, bankers and customers for their continued support.

Peter C. Georgiopoulos
Chairman
General Maritime Corporation

LETTERS FROM THE EXECUTIVE TEAM



John P. Tavlarios

During 2008, General Maritime drew upon its modern fleet, experienced crews and commitment to excellence to generate strong results for both charterers and shareholders alike.

Complementing General Maritime's strong operational and financial performance during the year, the Company grew its modern fleet by 55%. Specifically, during 2008, we acquired two double-hull Aframax tankers and completed a combination with Arlington Tankers, allowing the Company to enhance its leadership through the ownership and operation of a sizeable and diverse double-hull fleet. Following the completion of these two strategic transactions, General Maritime's fleet now consists of 25 oil tankers and four product tankers as well as two tankers that have the flexibility to transport both crude and refined products. With an average age of 8.6 years, the Company's fleet continues to compare extremely favorably to the industry average.

We believe the Company has significantly enhanced its competitive advantage for meeting the discerning needs of leading global charterers by operating a modern diverse fleet across the tanker sector. By leveraging this competitive advantage and benefiting from the increased size and scale of our operations, we intend to seek opportunities to both expand our business with existing charterers and grow our customer base.

In addition to enhancing our commercial opportunities, the Arlington transaction further increased General Maritime's contracted revenue stream, complementing the Company's ongoing success in implementing its flexible deployment strategy. Currently, the Company has 23 vessels and one vessel equivalent secured under fixed time charters, representing 77% time charter coverage. We believe the Company's strong time charter coverage is notable for both the sizeable contracted revenue stream it generates and the quality of the charterers. We are proud that our intense focus on meeting the highest operational standards has enabled General Maritime to develop a customer list consisting of leading oil majors and shipping companies such as ExxonMobil, Lukoil, Shell, Concordia and Stena.

The significant dedication of our employees during 2008 has resulted in another successful year for the Company. I would like to thank everyone for their contributions that position General Maritime to further enhance its industry leadership.

John P. Tavlarios
President
General Maritime Corporation



Jeffrey D. Pribor



John C. Georgiopoulos

General Maritime's commitment to enhance its financial strength, distribute sizeable dividends and achieve accretive growth for shareholders was once again evident in 2008.

During a year of unprecedented weakness in the credit markets, General Maritime acted opportunistically to complete an attractive stock-for-stock combination that resulted in significant growth in the Company's fleet and earnings potential. Importantly, General Maritime continued to advance its consolidation leadership throughout the year without increasing its leverage. We successfully accomplished this significant transaction while maintaining ample liquidity, affording the Company the financial flexibility to pursue future value creating transactions for shareholders.

General Maritime's notable success in preserving the Company's financial strength and flexibility during a time of growth is directly related to its ability to maintain the support and commitment of leading banks. In finalizing the stock-for-stock combination, the Company worked closely with lenders to amend and restate its credit facility and gain access to Arlington Tanker's credit facility. This accomplishment gives General Maritime access to credit facilities with total commitments in excess of $1.0 billion and underscores the confidence premier ship finance banks have in the Company's future prospects.

As we enter 2009, we believe that General Maritime has enhanced its ability to deliver strong results for shareholders throughout the shipping cycle. With approximately $250 million in contracted revenues in 2009 and approximately $200 million in additional contracted revenues from 2010 through to 2013, the Company has strengthened its platform for maximizing long-term cash flows and enhanced its potential to achieve stable results. Notably, General Maritime's balanced chartering strategy, which is focused on deploying vessels between spot market voyage charters and time charters, provides the Company with the ability to benefit on the upside in any increasing rate environment. Also contributing to the Company's financial prospects is the $7.5 million of estimated cost savings we expect to realize as a result of our combination with Arlington Tankers.

I would like to thank our finance team and acknowledge their continued hard work and dedication. The team's experience and commitment to excellence continues to ensure that General Maritime's financial reporting meets the highest level of integrity and transparency.

Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation

During 2008, General Maritime once again benefited from the Company's ongoing success in building a strong financial and administrative foundation.

General Maritime's ability to garner the ongoing support of prestigious ship finance banks, which combined with its disciplined approach to acquiring and monetizing assets, has been a main driver of the Company's financial strength and flexibility. In connection with the Arlington combination, the Company entered into an amended and restated $850 million credit facility with a leading bank group lead by Nordea Bank Finland PLC, HSH Nordbank AG, and DNB Nor Bank ASA. Importantly, the Company now benefits from Arlington Tankers' $229.5 million facility with the Royal Bank of Scotland as the lender.

During 2008, General Maritime also entered into 4 additional interest rate swap agreements as a means to continue to manage interest costs as well as risk associated with changing rates. Since entering into our first swap agreements in 2007, we continued to make considerable progress managing General Maritime's interest rate exposure. As of February 2009, the Company has entered into interest rate swap transactions with an aggregate notional amount of $579.5 million. The $579.5 million notional amount includes $350.0 million of debt under the $850 million revolving credit facility, which has a blended fixed interest rate of 3.72%. It also includes $229.5 million of debt under the $229.5 million revolving credit facility, which has a fixed interest rate of 4.983%.

Throughout the year, General Maritime drew upon its strong administrative platform to continue seamlessly integrating acquisitions into the Company's operations for the benefit of customers and shareholders. Building upon our success taking delivery of 42 vessels between 2001 and the first half of 2008, we assumed control over the eight former Arlington ships, increasing the fleet to 31 vessels. We are pleased to have accomplished this important goal without disrupting the time charters, allowing us to continue providing a high level of service to all customers.

I would like to thank our staff for their significant efforts during the year.

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer, Treasurer and Secretary
General Maritime Corporation

CREATING LONG-TERM SHAREHOLDER VALUE







General Maritime's past successes in entering into value creating transactions have included returning $1 billion to shareholders through dividends and share repurchases, monetizing non-core assets and acquiring a total of 11 vessels. During 2008, the Company continued its intense focus on value creation, entering into a favorable stock-for-stock combination with New York Stock Exchange-listed tanker company, Arlington Tankers. In completing this transaction, General Maritime adhered to its strict growth criteria and significantly expanded the fleet without increasing its debt levels.

General Maritime's combination with Arlington Tankers created significant benefits for the Company, enhancing its future prospects. General Maritime's strengths include the following:

- **Young and Diverse Fleet**: The Company has a young and diverse double-hull fleet of 31 vessels with an average age of approximately eight years and a presence in both crude and product segments.
- **Attractive Partial Payout Dividend Target Supported by Contracted Revenue Stream**: The Company's target dividend of $2.00 per share annually is supported by the Company's balanced chartering approach.
- **Partial Dividend Payout Strategy that Retains Capital for Growth**: The Company's partial dividend payout strategy provides the company with significant financial and operational flexibility to pursue future value creating transactions.
- **Earnings and Cash Flow Stability**: The Company has approximately $450 million of revenue contracted on time charters from 2009 through 2013 including approximately $250 million on time charters in 2009 alone.
- **Cash Cost Savings**: The Company expects to achieve an estimated $7.5 million in cash cost savings during the first full year of operations following the combination with Arlington.
- **Experienced Management Team**: The company management team has extensive experience in operating shipping companies and in consolidations. The team has returned $1 billion to shareholders through dividends and share repurchases since 2005.
- **Strong Platform for Long-Term Dividend and Fleet Growth**: The Company intends to draw upon its liquidity to pursue growth opportunities and increase its dividend over the long term.




CONTROL SOURCE FAILURE
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QUALITY OPERATIONS







General Maritime developed a leading reputation in the industry for meeting stringent operational standards through its ownership of quality tonnage and retention of experienced crews.

During 2008, General Maritime advanced its industry leadership for operating a modern double-hull fleet. Including the two vessels General Maritime acquired during the first half of 2008 and the eight vessels acquired as part of the Arlington Tankers merger, the Company's fleet now consists of 25 oil tankers, four product tankers, and two tankers that can be used for transporting both crude and refined products for leading oil companies. General Maritime's success decreasing the fleet's average age 2.3 years since 2005, while broadening its scope of services to include the products sector and other oil tanker sub-sectors, enabled the Company to significantly enhance its competitive advantage in meeting the discerning needs of leading customers.

As General Maritime continues to explore opportunities to expand its commercial opportunities with existing charterers and grow its customer base, the Company remains committed to meeting strict safety and environmental standards. In addition to a modern fleet, General Maritime differentiates itself by employing quality crews. Further distinguishing itself in the industry, the company maintains crewing offices around the world and focuses on both attracting experienced seafarers and providing comprehensive and on-going training. The Company's proactive and professional approach towards crewing has produced tangible benefits related to achieving rigorous standards and developing enduring relationships with top international charterers.

We believe that General Maritime's fleet and crews continue to set the benchmark for excellence in the industry, which positions the Company well to continue to build relationships with premier charterers such as ExxonMobil, Lukoil, Shell, Concordia and Stena.

STRONG PLATFORM FOR THE FUTURE





Since its founding, General Maritime remained true to a core group of guiding principles that have served the Company well through diverse shipping and economic environments. The Company's successful approach has included employing a balanced chartering strategy and maintaining a strong and flexible financial position.

General Maritime employs a balanced chartering strategy to maximize long-term cash flows, enhance its potential to achieve stable results and benefit from the upside potential of the tanker market over the long term. This entails deploying its modern double-hull vessels between spot market charters and time charters. The Arlington transaction further increased General Maritime's contracted revenue stream, complementing the Company's ongoing success implementing its flexible deployment strategy. Currently, the Company has 23 vessels and one vessel equivalent secured under fixed time charters, representing 77% time charter coverage. This represents approximately $450 million of revenue contracted on time charters from 2009 through 2013 including approximately $250 million on time charters in 2009 alone. Drawing upon its significant contracted revenue stream, the Company has targeted a $2.00 per share annual dividend.

General Maritime's notable success in preserving the Company's financial strength and flexibility during a time of growth is directly related to its ability to maintain the support and commitment of leading banks. In finalizing the stock-for-stock combination with Arlington Tankers, the Company worked closely with lenders to maintain access to credit facilities with total commitments in excess of $1.0 billion.

General Maritime remains focused on utilizing the Company's financial strength and acting opportunistically to continue to expand its fleet and earnings power. In actively pursuing this objective, the Company intends to remain true to its proven approach of ensuring that future acquisitions continue to meet strict return requirements and create enduring value for shareholders.



Fleet List

Vessel	Year Built	Type
Genmar Agamemnon	1995	Aframax Tanker
Genmar Ajax	1996	Aframax Tanker
Genmar Alexandra	1992	Aframax Tanker
Genmar Argus	2000	Suezmax Tanker
Genmar Constantine	1992	Aframax Tanker
Genmar Daphne	2002	Aframax Tanker
Genmar Defiance	2002	Aframax Tanker
Genmar Elektra	2002	Aframax Tanker
Genmar George T	2007	Suezmax Tanker
Genmar Gulf	1991	Suezmax Tanker
Genmar Harriet G	2006	Suezmax Tanker
Genmar Hope	1999	Suezmax Tanker
Genmar Horn	1999	Suezmax Tanker
Genmar Kara G	2007	Suezmax Tanker
Genmar Minotaur	1995	Aframax Tanker
Genmar Orion	2002	Suezmax Tanker
Genmar Phoenix	1999	Suezmax Tanker
Genmar Princess	1991	Aframax Tanker
Genmar Progress	1991	Aframax Tanker
Genmar Revenge	1994	Aframax Tanker
Genmar Spyridon	2000	Suezmax Tanker
Genmar St. Nikolas	2008	Suezmax Tanker
Genmar Strength	2003	Aframax Tanker
Stena Companion	2004	Panamax
Stena Compatriot	2004	Panamax
Stena Concept	2005	Product Carrier
Stena Concord	2004	Product Carrier
Stena Consul	2004	Product Carrier
Stena Contest	2005	Product Carrier
Stena Victory	2001	VLCC
Stena Vision	2001	VLCC

FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Income Statement Data					
(dollars in thousands, except per share data)					
Voyage revenues	**$ 326,068**	$255,015	$ 325,984	$ 567,901	$ 701,291
Voyage expenses	**54,404**	38,069	80,400	137,203	117,955
Direct vessel operating expenses	**63,556**	48,213	47,472	86,681	96,818
Other expense	**—**	—	2,430	—	—
General and administrative expenses	**80,285**	46,920	44,787	43,989	31,420
Loss (gain) on sale of vessels and equipment	**804**	417	(46,022)	(91,235)	(6,570)
Depreciation and amortization	**58,037**	49,671	42,395	97,320	100,806
Operating income	**68,982**	71,725	154,522	293,943	360,862
Net interest (income) expense	**28,289**	23,059	(1,455)	28,918	37,852
Other (income) expense	**10,886**	4,127	(854)	52,668	7,901
Net income (loss)	**$ 29,807**	$ 44,539	$ 156,831	$ 212,357	$ 315,109
Earnings (loss) per common share:					
Basic	**$ 0.76**	$ 1.09	$ 3.72	$ 4.26	$ 6.35
Diluted	**$ 0.73**	$ 1.06	$ 3.63	$ 4.18	$ 6.22
Dividends declared per common share	**$ 1.49**	$ 12.78	$ 3.58	$ 2.13	$ —
Weighted average basic shares outstanding, thousands:					
Basic	**39,463**	40,740	42,172	49,800	49,646
Diluted	**40,562**	41,825	43,171	50,751	50,671
Balance Sheet Data, at end of period					
(dollars in thousands)					
Cash	**$ 104,146**	$ 44,526	$ 107,460	$ 96,976	$ 46,921
Current assets, including cash	**141,703**	82,494	137,865	471,324	152,145
Total assets	**1,577,225**	835,035	843,690	1,146,126	1,427,261
Current liabilities, including current portion of long-term debt	**88,392**	35,502	27,147	32,906	84,120
Current portion of long-term debt	**—**	—	—	—	40,000
Total long-term debt, including current portion	**990,500**	565,000	50,000	135,020	486,597
Shareholders' equity	**455,799**	228,657	763,913	976,125	890,426
Other Financial Data					
(dollars in thousands)					
Net cash provided by operating activities	**$ 114,415**	$ 95,833	$ 189,717	$ 249,614	$ 363,238
Net cash provided (used) by investing activities	**(171,082)**	(84,516)	285,264	318,169	(168,477)
Net cash (used) provided by financing activities	**115,476**	(74,251)	(464,497)	(517,728)	(186,745)
Capital expenditures					
Vessel sales (purchases), gross including deposits	**(173,447)**	(80,061)	290,299	324,087	(165,796)
Drydocking or capitalized survey or improvement costs	**(9,787)**	(11,815)	(11,929)	(38,039)	(17,050)
Weighted average long-term debt, including current portion	**653,154**	414,137	93,085	410,794	650,196

(continued)

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Other Data					
(dollars in thousands)					
EBITDA[1]	**$ 116,133**	$117,269	$ 197,771	$ 338,595	$ 453,767
Fleet Data					
Total number of vessels at end of period	**31.0**	20.0	18.0	30.0	43.0
Average number of vessels[2]	**21.5**	19.3	20.6	41.9	44.0
Total voyage days for fleet[3]	**7,568**	6,599	7,121	14,073	15,482
Total time charter days for fleet	**5,665**	4,641	2,300	3,983	4,371
Total spot market days for fleet	**1,903**	1,958	4,821	10,090	11,111
Total calendar days for fleet[4]	**7,881**	7,045	7,534	15,311	16,123
Fleet utilization[5]	**96.0%**	93.7%	94.5%	91.9%	96.0%
Average Daily Results					
Time charter equivalent[6]	**$ 35,896**	$ 32,876	$ 34,487	$ 30,605	$ 37,676
Direct vessel operating expenses[7]	**8,064**	6,844	6,301	5,661	6,005
General and administrative expenses[8]	**10,187**	6,660	5,945	2,873	1,949
Total vessel operating expenses[9]	**18,252**	13,504	12,246	8,534	7,954
EBITDA Reconciliation					
(dollars in thousands)					
Net Income	**$ 29,807**	$ 44,539	$ 156,831	$ 212,357	$ 315,109
+ Net interest expense	**28,289**	23,059	(1,455)	28,918	37,852
+ Depreciation and amortization	**58,037**	49,671	42,395	97,320	100,806
EBITDA	**$ 116,133**	$117,269	$ 197,771	$ 338,595	$ 453,767

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating quarterly internal financial statements and is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by calendar days for the relevant period.

(6) Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expenses by calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or DVOE, and daily general and administrative expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is a discussion of our financial condition at December 31, 2008 and 2007 and our results of operations comparing the years ended December 31, 2008 and 2007 and the years ended December 31, 2007 and 2006. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services. As of December 31, 2008 our fleet consisted of 31 vessels (12 Aframax vessels, 11 Suezmax vessels, two VLCCs, two Panamax vessels and four product carriers) with a total cargo carrying capacity of 3.9 million deadweight tons.

General Maritime Subsidiary is the predecessor of the Company for purposes of U.S. securities regulations governing financial statement filing. The Arlington Combination is accounted for as an acquisition by General Maritime Subsidiary of Arlington. Therefore, the disclosures throughout this Annual Report on Form 10-K and the accompanying Consolidated Financial Statements, unless otherwise noted, reflect the results of operations of General Maritime Subsidiary for the years ended December 31, 2007 and 2006 and the financial position of General Maritime Subsidiary as of December 31, 2007. The Company had separate operations for the period beginning December 16, 2008, the effective date of the Arlington Combination, and disclosures and references to amounts for periods after that date relate to the Company unless otherwise noted. Arlington's results have been included in the disclosures throughout this Annual Report on Form 10-K and the accompanying Consolidated Statements of Operations, unless otherwise noted, from the effective date of acquisition and thereafter (see "Arlington Transaction" in Note 2 to the Consolidated Financial Statements).

All share and per share amounts presented throughout this Annual Report on Form 10-K, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Combination.

Spot and Time Charter Deployment

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Net Voyage Revenues as Performance Measure

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Our voyage revenues are recognized ratably over the duration of the spot market voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

Results of Operations

Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2008, 2007 and 2006 are set forth in the table below.

Income Statement Margin Analysis

(% of Net Voyage Revenues)

	Year Ended December 31,		
	2008	2007	2006
Income Statement Data			
Net voyage revenues[1]	**100.0%**	100.0%	100.0%
Direct vessel expenses	**23.4%**	22.2%	19.3%
Other expense	**0.0%**	0.0%	1.0%
General and administrative expenses	**29.6%**	21.6%	18.2%
Depreciation and amortization	**21.4%**	22.9%	17.3%
Loss (gain) on sale of vessels and equipment	**0.3%**	0.2%	-18.7%
Operating income	**25.3%**	33.1%	62.9%
Net interest expense (income)	**10.4%**	10.6%	-0.6%
Other expense (income)	**4.0%**	1.9%	-0.3%
Net income	**10.9%**	20.6%	63.8%

(1) Income Statement Data

	Year Ended December 31,		
(dollars in thousands, except share data)	**2008**	2007	2006
Voyage revenues	**$326,068**	$255,015	$ 325,984
Voyage expenses	**(54,404)**	(38,069)	(80,400)
Net voyage revenues	**$271,664**	$216,946	$ 245,584

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Voyage Revenues. Voyage revenues increased by $71.1 million, or 27.9%, to $326.1 million for the year ended December 31, 2008 compared to $255.0 million for the prior year. This increase reflects a 14.7% increase in vessel operating days, reflecting in part an increased utilization rate for our vessels, as well as increases in rates attained during 2008 for our vessels under time charter and spot charter as compared to the prior year. Included in this percentage increase is 120 operating days for the two VLCCs, two Panamaxes, and four product carriers we acquired on December 16, 2008 pursuant to our merger with Arlington. An additional 115 operating days during 2008 relates to our purchase of two Aframax vessels during 2008. Voyage revenues are expected to increase during 2009 as compared to 2008 as a result of the vessels acquired in late 2008 being in our fleet for all of 2009.

Voyage Expenses. Voyage expenses increased $16.3 million, or 42.9%, to $54.4 million for the year ended December 31, 2008 compared to $38.1 million for the prior year. This increase in voyage expenses is primarily attributable to higher fuel costs incurred during 2008. Fuel costs increased by 32.5% per spot voyage day during the year ended December 31, 2008 compared to the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. During the year ended December 31, 2008, the number of days our vessels operated under spot charters decreased by 2.8% to 1,903 days (or 1,549 days for our Aframax vessels and 354 days for our Suezmax vessels) from 1,958 days (1,386 days for our Aframax vessels and 572 days for our Suezmax vessels) during the prior year. Voyage expenses are expected to increase during 2009 as compared to 2008 due to increases in the number of days our vessels are expected to be on spot charter during 2009 as compared to 2008.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $54.8 million, or 25.2%, to $271.7 million for the year ended December 31, 2008 compared to $216.9 million for the prior year. Of this total increase, approximately $32 million is attributable to the increase in the average size of our fleet which increased 11.4% to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 product carrier) for the year ended December 31, 2008 compared to 19.3 vessels (10.0 Aframax, 9.3 Suezmax) for the prior year. Approximately $23 million of the increase in net voyage revenue is associated with stronger overall daily TCE rates for Suezmax and Aframax vessels during the year ended December 31, 2008 compared to the prior year. Our average TCE rates increased 9.2% to $35,896 during the year ended December 31, 2008 compared to $32,876 during the year ended December 31, 2007.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2008	2007	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 62,969	$ 55,496	$ 7,473	13.5%
Suezmax	134,430	102,023	32,407	31.8%
VLCC(A)	1,454	—	1,454	N/A
Panamax(A)	696	—	696	N/A
Product(A)	986	—	986	N/A
Total	200,535	157,519	43,016	27.3%
Spot charter:				
Aframax	56,126	42,453	13,673	32.2%
Suezmax	15,003	16,974	(1,971)	-11.6%
Total	71,129	59,427	11,702	19.7%
Total net voyage revenue	$271,664	$216,946	$54,718	25.2%
Vessel operating days:				
Time charter:				
Aframax	1,941	1,894	47	2.5%
Suezmax	3,604	2,747	857	31.2%
VLCC(A)	30	—	30	N/A
Panamax(A)	30	—	30	N/A
Product(A)	60	—	60	N/A
Total	5,665	4,641	1,024	22.1%
Spot charter:				
Aframax	1,549	1,386	163	11.8%
Suezmax	354	572	(218)	-38.1%
Total	1,903	1,958	(55)	-2.8%
Total vessel operating days	7,568	6,599	969	14.7%
Average number of vessels	21.5	19.3	2.2	11.4%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 32,441	$ 29,301	$ 3,140	10.7%
Suezmax	$ 37,300	$ 37,140	$ 160	0.4%
VLCC(A)	$ 48,479	—	N/A	N/A
Panamax(A)	$ 23,202	—	N/A	N/A
Product(A)	$ 16,426	—	N/A	N/A
Combined	$ 35,399	$ 33,941	$ 1,458	4.3%
Spot charter:				
Aframax	$ 36,234	$ 30,630	$ 5,604	18.3%
Suezmax	$ 42,382	$ 29,674	$12,709	42.8%
Combined	$ 37,377	$ 30,351	$ 7,026	23.2%
Total TCE	$ 35,896	$ 32,876	$ 3,021	9.2%

(A) Acquired on December 16, 2008.

As of December 31, 2008, 23 of our vessels are on time charters expiring between July 2009 and July 2011.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $15.4 million, or 31.8%, to $63.6 million for the year ended December 31, 2008 compared to $48.2 million for the prior year. The Company incurred higher crewing costs during the year ended December 31, 2008 as compared to the prior year period which reflects higher crew wages in 2008 due in part to exchange rates on a substantially higher portion of crew wages paid in Euros during the 2008 period as compared to the prior year period, as well as additional wage increases given to crews commencing during the second half of 2008. This increase is also associated with higher repair costs during the year ended December 31, 2008 associated with significant repairs including fuel consumed during the repair period on four of the Company's Suezmax vessels, as well as additional expenses of spare parts purchases and their delivery costs and costs associated with tank cleaning of several vessels pursuant to tank inspections required by charterers during the year ended December 31, 2008 compared to the prior year. Lubricating costs were also higher during the year ended December 31, 2008 compared to the prior year associated with higher petroleum product costs. In addition, the Company recognized an expense of $1.3 million during the 2008 period relating to a general average claim associated with a Suezmax vessel. These factors contributed to a rise in daily direct vessel expenses per vessel which increased by $1,220, or 17.8%, to $8,064 ($7,973 Aframax, $8,178 Suezmax, $9,078 VLCC, $6,875 Panamax, $6,298 product) for the year ended December 31, 2008 compared to $6,844 ($6,965 Aframax, $6,713 Suezmax) for the prior year. Also contributing to the overall increase in direct vessel expense is an increase in the average size of our fleet which increased 11.4% to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 product) for the year ended December 31, 2008 compared to 19.3 vessels (10.0 Aframax, 9.3 Suezmax) for the prior year.

We anticipate that direct vessel expenses will increase to $88.9 million during 2009 based on daily budgeted direct vessel expenses on our 11 Suezmax vessels, 12 Aframax vessels, two VLCCs, two Panamax vessels and four product carriers of $8,241, $8,140, $8,632, $6,666 and $6,187, respectively. The budgets for the Aframax and Suezmax vessels are based on 2008 actual results adjusted for certain 2008 events not expected to recur or anticipated 2009 events which did not occur in 2008. Increases in daily budgets from 2008 actual results are primarily attributed to expected increases in crew costs and higher costs of lubricating oils. Budgets for the VLCCs, Panamax vessels and product carriers are based on contractual obligations with Northern Marine.

General and Administrative Expenses. General and administrative expenses increased by $33.4 million, or 71.2%, to $80.3 million for the year ended December 31, 2008 compared to $46.9 million for the prior year. Significant factors contributing to this increase for the year ended December 31, 2008 compared to the prior year are:

(a) A $23.2 million increase in compensation accruals in connection with our executive transition plan incurred in 2008, including $22 million to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with the Company.

(b) An $8.0 million payment in lieu of a cash bonus to Peter C. Georgiopoulos during the year ended December 31, 2008. Peter C. Georgiopoulos did not receive a cash bonus in the prior year when he was granted restricted shares, the expense of which is amortized over the vesting period of approximately 10 years.

(c) $3.7 million incurred during the year ended December 31, 2008 relating to fines and costs deemed to be uncollectible from insurers relating to a conviction in a criminal proceeding involving the *Genmar Defiance*.

(d) $2.0 million of financial advisory fees during the year ended December 31, 2007 associated with financial advisory services received pursuant to our determination to pay a special dividend.

General and administrative expenses as a percentage of net voyage revenues increased to 29.6% for the year ended December 31, 2008 from 21.6% for the prior year. Daily general and administrative expenses per vessel increased by $3,527, or 53%, to $10,187 for the year ended December 31, 2008 compared to $6,660 for the prior year.

For 2009, we have budgeted general and administrative expenses to be approximately $38.6 million. This budget reflects 2009 reductions in payroll attributable to lower head count in 2009 relating to severance costs incurred during 2008 and reduction in expenses associated with the corporate aircraft, the lease for which will terminate in February 2009.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking and special surveys, increased by $8.3 million, or 16.8%, to $58.0 million for the year ended December 31, 2008 compared to $49.7 million for the prior year. Vessel depreciation increased by $6.2 million to $43.5 million during year ended December 31, 2008 compared to $37.3 million during the prior year period. This increase is due to increased depreciation during 2008 relating to the additions to our fleet of the *Genmar St. Nikolas* in February 2008, the *Genmar Elektra* in October 2008, the *Genmar Daphne* in December 2008, and the eight vessels we acquired in the Arlington Combination in December 2008.

Amortization of drydocking increased by $1.4 million to $11.5 million for the year ended December 31, 2008 compared to $10.1 million for the prior year. Drydocks are typically amortized over periods from 30 months to 60 months. This increase reflects amortization during 2008 of a portion of the $9.8 million of drydock costs capitalized during the year ended December 31, 2008 and amortization for the full year of the $11.8 million of drydock costs capitalized during the year ended December 31, 2007.

Loss (Gain) on Sale of Vessels and Equipment. During the years ended December 31, 2008 and 2007, we incurred losses of $0.8 million and $0.4 million, respectively, associated with the disposal of certain vessel equipment.

Interest Income. Interest income decreased by $1.4 million, or 55.7%, to $1.1 million during the year ended December 31, 2008 compared to $2.5 million during the prior year. This decrease is primarily the result of lower average cash balances and lower interest rates on deposits during 2008 compared to 2007.

Interest Expense. Interest expense increased by $3.9 million, or 15.1%, to $29.4 million for the year ended December 31, 2008 compared to $25.5 million for the prior year. This increase is attributable to the increase in outstanding borrowings under our 2005 Credit Facility during 2008 and the addition of the RBS Facility in December 2008. During the year ended December 31, 2008, our weighted average outstanding debt increased by 57.7% to $653.2 million compared to $414.1 million during the prior year. This increase in interest expense was partially offset by lower interest rates during 2008 compared to 2007 on our floating rate debt.

We expect our long-term debt during 2009 to approximate the debt level at December 31, 2008. Because this amount is greater than our weighted average debt for the year ended December 31, 2008, we expect our interest expense to be higher during 2009 as compared to 2008.

Other Income (Expense). Other expense for the year ended December 31, 2008 was $10.9 million which an aggregate realized loss on our freight derivatives of $11.4 million partially offset by an unrealized gain on our freight derivatives of $0.6 million. Other expense for the year ended December 31, 2007 was $4.1 million which is comprised primarily of an aggregate realized loss on our freight derivatives of $2.0 million and an unrealized loss on our freight derivatives of $2.3 million.

Net Income. Net income was $29.8 million for the year ended December 31, 2008 compared to net income of $44.5 million for the prior year.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Voyage Revenues. Voyage revenues decreased by $71.0 million, or 21.8%, to $255.0 million for the year ended December 31, 2007 compared to $326.0 million for the prior year. This decrease reflects a 7.3% decrease in vessel operating days, reflecting in part a decreased utilization rate for our vessels, as well as a decrease in the proportion of our vessel operating days relating to spot charters; spot charter rates are generally higher than time charter rates to allow the vessel owner to recoup voyage expenses which are paid for by the charterer under time charters.

Voyage Expenses. Voyage expenses decreased $42.3 million, or 52.7%, to $38.1 million for the year ended December 31, 2007 compared to $80.4 million for the prior year. This decrease in voyage expenses is primarily due to a decrease in the number of days our vessels operated under spot charters. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. During the year ended December 31, 2007, the number of days our vessels operated under spot charters decreased by 2,863, or 59.4%, to 1,958 days (1,386 days Aframax, 572 days Suezmax) from 4,821 days (2,467 days Aframax, 2,354 days Suezmax) during the prior year. Although port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, decreased by 51% during 2007 to $9.9 million from $20.2 million during the prior year, port costs per spot charter day increased by approximately 20% associated with the increase in 2007 in the proportion of such spot days associated with Aframax tankers. Aframax spot market voyages are generally of shorter durations than Suezmax spot market voyages, resulting in more port calls during the year and consequently higher port costs. Fuel costs decreased by approximately 59% during 2007 to $23.9 million from $58.9 million during the prior year.

Although fuel prices were higher in 2007 as compared to 2006, fuel cost per spot days remained relatively unchanged. This is due to the increase in 2007 in the proportion of spot market voyage days associated with Aframax tankers, which consume significantly less fuel than do Suezmax vessels.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $28.7 million, or 11.7%, to $216.9 million for the year ended December 31, 2007 compared to $245.6 million for the prior year. Of this total decrease, approximately $18 million is attributable to the decrease in the average size of our fleet which decreased 6.3% to 19.3 vessels (10.0 Aframax, 9.3 Suezmax) for the year ended December 31, 2007 compared to 20.6 vessels (12.7 Aframax, 7.9 Suezmax) for the prior year. Approximately $11 million of the decrease in net voyage revenue is associated with weaker overall daily rates for Suezmax and Aframax vessels during the year ended December 31, 2007 compared to the prior year. Our average TCE rates decreased 4.7% to $32,876 during the year ended December 31, 2007 compared to $34,487 during the year ended December 31, 2006.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 55,496	$ 46,327	$ 9,169	19.8%
Suezmax	102,023	13,929	88,094	632.5%
Total	157,519	60,256	97,263	161.4%
Spot charter:				
Aframax	42,453	78,791	(36,338)	-46.1%
Suezmax	16,974	106,537	(89,563)	-84.1%
Total	59,427	185,328	(125,901)	-67.9%
Total net voyage revenue	$216,946	$245,584	$ (28,638)	-11.7%
Vessel operating days:				
Time charter:				
Aframax	1,894	1,935	(41)	-2.1%
Suezmax	2,747	365	2,382	652.6%
Total	4,641	2,300	2,341	101.8%
Spot charter:				
Aframax	1,386	2,467	(1,081)	-43.8%
Suezmax	572	2,354	(1,782)	-75.7%
Total	1,958	4,821	(2,863)	-59.4%
Total vessel operating days	6,599	7,121	(522)	-7.3%
Average number of vessels	19.3	20.6	(1.3)	-6.3%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 29,301	$ 23,941	$ 5,359	22.4%
Suezmax	$ 37,140	$ 38,163	$ (1,023)	-2.7%
Combined	$ 33,941	$ 26,198	$ 7,742	29.6%
Spot charter:				
Aframax	$ 30,630	$ 31,938	$ (1,308)	-4.1%
Suezmax	$ 29,674	$ 45,258	$ (15,584)	-34.4%
Combined	$ 30,351	$ 38,442	$ (8,091)	-21.0%
Total TCE	$ 32,876	$ 34,487	$ (1,611)	-4.7%

As of December 31, 2007, 12 of our vessels are on time charters expiring between August 2009 and August 2010.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $0.7 million, or 1.6%, to $48.2 million for the year ended December 31, 2007 compared to $47.5 million for the prior year. This increase is primarily due to higher daily direct vessel expenses per vessel which increased by $543, or 8.6%, to $6,844 ($6,965 Aframax, $6,713 Suezmax) for the year ended December 31, 2007 compared to $6,301 ($6,051 Aframax, $6,705 Suezmax) for the prior year. This increase is partially offset by a 6.3% decrease in the size of our fleet during 2007 as compared to 2006. This increase in daily cost during the year ended December 31, 2007 as compared to the prior year is primarily attributable to certain expenses reflecting expensing of insurance claim deductibles, increased insurance premiums associated with the increased value of our fleet, higher crewing costs associated with bringing the technical management of two of our Aframax vessels in-house, higher maintenance and repairs associated with three Aframax tankers, and higher costs of lubricating oils associated with higher pricing in the areas where our vessels under time charters trade during the year ended December 31, 2007 as compared to the prior year.

Other Expense. Other expense for the year ended December 31, 2006 is comprised of a $2.4 million settlement of a claim by a subsidiary of the ExxonMobil Corporation arising from the February 4, 2005 collision of the *Genmar Kestrel*.

General and Administrative Expenses. General and administrative expenses increased by $2.1 million, or 4.8%, to $46.9 million for the year ended December 31, 2007 compared to $44.8 million for the prior year. Significant factors contributing to this increase for the year ended December 31, 2007 compared to the prior year are:

(a) A $2.0 million increase in financial advisory fees during the year ended December 31, 2007 compared to the prior year associated with financial advisory services received pursuant to our determination to pay a special dividend.

(b) A $0.9 million increase in severance costs for the year ended December 31, 2007 compared to the prior year.

(c) A $0.9 million increase in restricted stock amortization during the year ended December 31, 2007 as compared to the prior year associated with amortization of restricted shares granted during 2007 as well as a full year amortization on restricted stock awards granted in December 2006, partially offset by lower restricted stock amortization associated with restricted shares granted prior to December 2006.

(d) A $1.1 million net decrease in costs associated with operating our foreign offices in Greece and Portugal during the year ended December 31, 2007 compared to the prior year period. This net decrease includes a $2.7 million decrease in operating our office in Greece during the year ended December 31, 2007 as compared to the prior year. This office ceased vessel operations during May 2006, and during the year ended December 31, 2006, we incurred the cost of operating this office as well as severance costs relating to the closing of this office, compared to significantly lower costs incurred during the year ended December 31, 2007. This decrease is partially offset by a $1.6 million increase in costs of operating our office in Portugal during the year ended December 31, 2007 as compared to the prior year, associated with increased staffing levels and infrastructure in that office.

(e) A $0.4 million decrease during the year ended December 31, 2007 as compared to the prior year relating to the costs of operating our foreign office in London associated with that office ceasing commercial operations activity during March 2007.

General and administrative expenses as a percentage of net voyage revenues increased to 21.6% for the year ended December 31, 2007 from 18.2% for the prior year. Daily general and administrative expenses per vessel increased $715, or 12.0%, to $6,660 for the year ended December 31, 2007 compared to $5,945 for the prior year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking and special surveys, increased by $7.3 million, or 17.2%, to $49.7 million for the year ended December 31, 2007 compared to $42.4 million for the prior year. Vessel depreciation increased by $3.4 million to $37.3 million during year ended December 31, 2007 compared to $33.9 million during the prior year period. This increase is due to more depreciation during 2007 relating to the additions to our fleet of the *Harriet G* in March 2006, the *Kara G* in January 2007 and the *George T* in August 2007.

Amortization of drydocking increased by $4.0 million, or 65.6%, to $10.1 million for the year ended December 31, 2007 compared to $6.1 million for the prior year. Drydocks are typically amortized over periods from 30 months to 60 months. This increase reflects amortization during 2007 of a portion of the $11.8 million of drydock costs capitalized during the year ended December 31, 2007 and amortization for the full year of the $11.9 million of drydock costs capitalized during the year ended December 31, 2006, as well as acceleration of amortization of two drydocks that had been rescheduled to earlier dates.

Loss (Gain) on Sale of Vessels and Equipment. During the year ended December 31, 2007, we incurred a $0.4 million loss associated with the disposal of certain vessel equipment. During 2006, we sold 13 vessels for aggregate net proceeds of $340.9 million, for a net gain on sale of vessels of $46.0 million.

Interest Income. Interest income decreased by $3.1 million, or 55.8%, to $2.5 million during the year ended December 31, 2007 compared to $5.6 million during the prior year. This decrease is the result of lower average cash balances during 2007 compared to 2006.

Interest Expense. Interest expense increased by $21.3 million, or 513%, to $25.5 million for the year ended December 31, 2007 compared to $4.2 million for the prior year. This increase is attributable to the increase in outstanding borrowings under our 2005 Credit Facility during 2007. During the year ended December 31, 2007, our weighted average outstanding debt increased by 345% to $414.1 million compared to $93.1 million during the prior year.

During March 2007 we paid a $15.00 per share dividend on our common stock through borrowings under our 2005 Credit Facility which increased our outstanding borrowings under our 2005 Credit Facility to $565 million as of December 30, 2007 compared to $50 million outstanding as of December 31, 2006.

Other Income (Expense). Other expense for the year ended December 31, 2007 was $4.1 million of which the main components were an aggregate realized loss on our freight derivatives of $2.0 million and an unrealized loss on our freight derivatives of $2.3 million. Other income for the year ended December 31, 2006 was $0.9 million and consisted primarily of a $0.6 million gain on Euros held by the Company and an unrealized gain on our freight derivative of $2.2 million offset by a realized loss on our freight derivative of $2.1 million.

Net Income. Net income was $44.5 million for the year ended December 31, 2007 compared to net income of $156.8 million for the prior year.

Effects of Inflation

The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

Since our formation, our principal sources of funds have been equity financings, issuance of long-term debt securities, operating cash flows, long-term bank borrowings and opportunistic sales of our older vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and repayments on outstanding loan facilities. Beginning in 2005, General Maritime Subsidiary and subsequently the Company also adopted policies to use funds to pay dividends and, from time to time, to repurchase our common stock. See below for descriptions of our Dividend Policy and our Share Repurchase Program.

Our practice has been to acquire vessels or newbuilding contracts using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and shares of the common stock of our shipowning subsidiaries, and long-term debt securities. Because our payment of dividends is expected to decrease our available cash, while we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review debt and equity financing alternatives to fund such acquisitions. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

As the Arlington Combination was structured as a stock-for-stock combination, we funded the acquisition of Arlington through an issuance of shares in exchange for the shares of the combined entities.

We expect to rely on operating cash flows as well as long-term borrowings and future equity offerings to implement our growth plan, dividend policy, and share repurchases. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

Our operation of ocean-going vessels carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from a vessel being off hire for all of our vessels.

Dividend Policy

On February 21, 2007, General Maritime Subsidiary announced that its Board of Directors declared a special, one-time cash dividend of $11.19 per share. The dividend was paid on March 23, 2007 to shareholders of record as of March 9, 2007. General Maritime Subsidiary funded substantially the entire amount of the special dividend payment through new borrowings under the 2005 Credit Facility. Inclusive of this special dividend, our history of dividend payments is as follows:

Quarter Ended	Paid Date	Per Share Amount	Amount
			(million)
March 31, 2005	June 13, 2005	$ 1.32	$ 68.4
June 30, 2005	September 7, 2005	$ 0.63	$ 32.5
September 30, 2005	December 13, 2005	$ 0.19	$ 9.5
	dividends declared and paid—2005	$ 2.13	
December 31, 2005	March 17, 2006	$ 1.49	$ 68.0
March 31, 2006	June 5, 2006	$ 1.07	$ 47.7
June 30, 2006	September 8, 2006	$ 0.49	$ 21.7
September 30, 2006	December 14, 2006	$ 0.53	$ 23.0
	dividends declared and paid—2006	$ 3.58	
December 31, 2006	March 23, 2007	$ 0.46	$ 20.3
December 31, 2006	March 23, 2007	$11.19[(1)]	$486.5
March 31, 2007	May 31, 2007	$ 0.37	$ 16.4
June 30, 2007	August 31, 2007	$ 0.37	$ 16.4
September 30, 2007	November 30, 2007	$ 0.37	$ 15.9
	dividends declared and paid—2007	$12.78	
December 31, 2007	March 28, 2008	$ 0.37	$ 15.6
March 31, 2008	May 30, 2008	$ 0.37	$ 15.7
June 30, 2008	August 1, 2008	$ 0.37	$ 15.6
September 30, 2008	December 5, 2008	$ 0.38	$ 15.6
	dividends declared and paid—2008	$ 1.49	

(1) Denotes a special dividend.

All share and per share amounts presented throughout this Annual Report on Form 10-K, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Combination.

General Maritime Subsidiary also announced on February 21, 2007 that its Board of Directors changed its quarterly dividend policy by adopting a fixed target amount of $0.37 per share per quarter or $1.49 per share each year, starting with the first quarter of 2007. On December 16, 2008, our Board of Directors adopted a quarterly dividend policy with a fixed target amount of $0.50 per share per quarter or $2.00 per share each year. We intend to declare dividends in April, July, October and February of each year.

The declaration of dividends and their amount, if any, will depend upon the results of the Company and the determination of our Board of Directors. Any dividends paid will be subject to the terms and conditions of our 2005 Credit Facility and applicable provisions of Marshall Islands law.

Share Repurchase Program

In October 2005 and February 2006, General Maritime Subsidiary's Board of Directors approved repurchases by General Maritime Subsidiary of its common stock under a share repurchase program for up to an aggregate total of $400 million, of which $107.1 million was available as of December 16, 2008. On December 16, 2008, the Company's board approved repurchases by the Company of its common stock under a share repurchase program for up to an aggregate total of $107.1 million, of which $107.1 million was available as of December 31, 2008. The board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the terms of our 2005 Credit Facility, which are described in further detail below.

Through December 31, 2008, the Company has acquired 11,830,609 shares of its common stock for $292.9 million using borrowings under its 2005 Credit Facility and funds from operations. All of these shares have been retired.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Dollar Amount as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount that May Yet be Purchased Under the Plans or Programs
Jan. 1, 2008–Jan. 31, 2008	953,142	$17.18	$16,379,244	$107,118,685
Feb. 1, 2008–Feb. 29, 2008	—	—	—	107,118,685
Mar. 1, 2008–Mar. 31, 2008	—	—	—	107,118,685
Apr. 1, 2008–Apr. 30, 2008	—	—	—	107,118,685
May 1, 2008–May 31, 2008	—	—	—	107,118,685
Jun. 1, 2008–Jun. 30, 2008	—	—	—	107,118,685
Jul. 1, 2008–Jul. 31, 2008	—	—	—	107,118,685
Aug. 1, 2008–Aug. 31, 2008	—	—	—	107,118,685
Sept. 1, 2008–Sept. 30, 2008	—	—	—	107,118,685
Oct. 1, 2008–Oct. 31, 2008	—	—	—	107,118,685
Nov. 1, 2008–Nov. 30, 2008	—	—	—	107,118,685
Dec. 1, 2008–Dec. 31, 2008	—	—	—	107,118,685
Total	953,142	$17.18	$16,379,244	$107,118,685

All share and per share amounts presented throughout this Annual Report on Form 10-K, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Combination.

Information regarding securities authorized for issuance under equity compensation plans and a performance graph relating to our common stock is set forth in the 2009 Proxy Statement and is incorporated by reference herein..

Debt Financings

2005 Credit Facility

On October 26, 2005, General Maritime Subsidiary entered into a revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. On October 20, 2008, pursuant to an amendment and restatement of the credit facility entered into an order to give effect to the Arlington Combination, the Company became a party to the credit facility. The 2005 Credit Facility, which has been amended and restated on various dates through February 24, 2009, provides a total commitment of $900 million. As of December 31, 2008 and 2007, $761 million and $565 million, respectively, of the facility were outstanding.

As of December 31, 2008, the Company is in compliance with all of its financial covenants under its 2005 Credit Facility.

Under the 2005 Credit Facility, as amended and restated, the Company is permitted to (1) pay quarterly cash dividends with respect to fiscal quarters on or after March 31, 2007, limited to $0.37 per share and (2) pay additional dividends, including stock buy-backs, in an aggregate amount not to exceed $150 million plus 50% of cumulative net excess cash flow after January 1, 2007. In addition, the amendment permitted the Company to declare a one-time special dividend of up to $11.19 per share (up to an aggregate amount not to exceed $500 million) at any time prior to December 31, 2007.

Under the 2005 Credit Facility, as amended and restated, the Company is not permitted to reduce the sum of (A) unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25 million, to be less than $50 million. In addition, the Company will not permit its net debt to EBITDA ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time beginning April 1, 2007.

As of December 31, 2008, the Company is in compliance with all of the financial covenants under its 2005 Credit Facility, as amended and restated.

While we remain in compliance with our 2005 Credit Facility, on February 24, 2009 we amended the facility to accelerate the amortization of a portion of the outstanding commitment from October 26, 2009 to February 24, 2009 and to pledge the *Genmar Daphne* as collateral under the facility. This had the effect of reducing our debt to collateral ratio under the facility's covenants, which is intended to bolster our continuing ability to remain in compliance with these covenants.

The 2005 Credit Facility, as amended and restated, provides a four-year nonamortizing revolving loan with a reduction of $50.1 million on February 24, 2009, semiannual reductions of $50.1 million beginning April 26, 2010 and a bullet reduction of $599.6 million at the end of year seven. Up to $50 million of the 2005 Credit Facility is available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2008, the Company has outstanding letters of credit aggregating $6.0 million which expire between March 2009 and December 2009, leaving $44.0 million available to be issued.

The 2005 Credit Facility carries an interest rate of LIBOR plus 100 basis points on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2008 and 2007, $761 million and $565 million, respectively, of the facility is outstanding. The facility is currently collateralized by 22 of the Company's double-hull vessels with an aggregate carrying value as of December 31, 2008 of $776.2 million, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels provides an unconditional guaranty of amounts owing under the 2005 Credit Facility. The Company also provides a guarantee and has pledged its equity interests on General Maritime Subsidiary.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions contained in the credit documents. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, and merge, consolidate, or dispose of assets. The Company is also required to comply with various ongoing financial covenants, including with respect to the Company's minimum cash balance, collateral maintenance, and net debt to EBITDA ratio. The amended and restated Credit Agreement defines EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization, non-cash management incentive compensation, and gains and losses from sales of assets other than inventory sold in the ordinary course of business. Until such time as the Merger has been consummated, any determination of Consolidated EBITDA shall give pro forma effect to the Merger as if it had occurred on the first day of the respective Test Period but without taking into account any pro forma cost savings and expenses. If the Company does not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

Interest rates during the year ended December 31, 2008 ranged from 1.50% to 5.63% on the 2005 Credit Facility.

RBS Facility

Pursuant to the Arlington Combination, Arlington remains the borrower under its $229.5 million facility with The Royal Bank of Scotland plc. (the "RBS Facility"). This facility is secured by first priority mortgages over the Arlington Vessels which have an aggregate carrying value of $475.0 million as of December 31, 2008, assignment of earnings and insurances and the Company's rights under the time charters for the vessels and the ship management agreements, a pledge of the shares of the Company's wholly-owned subsidiaries and a security interest in certain of the Company's bank accounts. The term loan agreement with The Royal Bank of Scotland matures on January 5, 2011. All amounts outstanding under the term loan agreement must be repaid on that maturity date. There is no principal amortization prior to maturity. Borrowings under the term loan agreement bear interest at LIBOR plus a margin of 125 basis points. In connection with the term loan agreement, the Company has entered into an interest rate swap agreement with The Royal Bank of Scotland. As a result of this swap, the Company has effectively fixed the interest rate on the term loan agreement at 6.2325% per annum.

The term loan agreement provides that if at any time the aggregate fair value of the Arlington Vessels that secure the obligations under the Loan Agreement is less than 125% of the loan amount, the Company must either provide additional security or prepay a portion of the loan to reinstate such percentage. The term loan agreement also contains financial covenants requiring that at the end of each financial quarter (1) the aggregate total assets of Arlington and the eight subsidiaries that own the Arlington Vessels (adjusted to give effect to the market value of the vessels) less total liabilities of these nine entities is equal to or greater than 30% of such total assets and (2) these nine entities have positive working capital. In addition, if the aggregate value of the Arlington Vessels collateralizing this loan is less than 140% of the aggregate of the loan, these nine entities may not pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital.

As of December 31, 2008 the Company was in compliance with the financial covenants of the loan agreement.

During the years ended December 31, 2008 and 2007, the Company paid dividends of $62.5 million and $555.5 million, respectively. Included in the dividends paid during the year ended December 31, 2007 is a special dividend of $11.19 per share of $486.5 million.

A repayment schedule of outstanding borrowings at December 31, 2008 is as follows (in thousands of dollars):

	Year Ending December 31,				
	2009	2010	2011	2012	Total
2005 Credit Facility	$—	$11,187	$100,125	$649,688	$761,000
RBS Facility	—	—	229,500	—	229,500
Total	$—	$11,187	$329,625	$649,688	$990,500

Interest Rate Swap Agreements

On December 31, 2008, the Company is party to five interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The notional principal amounts of these swaps aggregate $579.5 million, the details of which are as follows (notional amounts in thousands of dollars):

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$100,000	10/1/2010	4.748%	3 mo. LIBOR	Citigroup
100,000	9/30/2012	3.515%	3 mo. LIBOR	Citigroup
75,000	9/28/2012	3.390%	3 mo. LIBOR	DnB NOR Bank
75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea
229,500	1/5/2011	4.983%	3 mo. LIBOR	Royal Bank of Scotland

Interest expense pertaining to interest rate swaps for the years ended December 31, 2008, 2007 and 2006 was $1.9 million, $(0.1) million and $0, respectively.

The Company would have paid approximately $35 million to settle its outstanding swap agreement based upon its aggregate fair value as of December 31, 2008. This fair value is based upon estimates received from financial institutions.

Cash and Working Capital

Cash increased to $104.1 million as of December 31, 2008 compared to $44.5 million as of December 31, 2007. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was $53.3 million as of December 31, 2008 compared to $47.0 million as of December 31, 2007. The current portion of long-term debt included in our current liabilities was $0 as of December 31, 2008 and 2007.

Cash Flows from Operating Activities

Net cash provided by operating activities increased 19.4% to $114.4 million for the year ended December 31, 2008, compared to $95.8 million for the prior year. This increase is primarily attributable to components of net income that had not been paid as of December 31, 2008 such as the $22 million in compensation accruals in connection with the Company's executive transition plan, which is included in the increase in accrued expenses as of December 31, 2008 as compared to the prior year. Net income was $29.8 million and $44.5 million for the years ended December 31, 2008 and 2007, respectively.

Net cash provided by operating activities decreased 49.5% to $95.8 million for the year ended December 31, 2007, compared to $189.7 million for the prior year. This decrease is primarily attributable to net income of $44.5 million for the year ended December 31, 2007 compared to net income of $156.8 million for the prior year as well as an increase in prepaid expenses and other current and noncurrent assets of $10.9 million during the year ended December 31, 2007 compared to a decrease of $15.0 million during the prior year. These decreases are partially offset by $0.4 million loss on sale of vessels and equipment during the year ended December 31, 2007 compared to gains on sale of vessels and equipment of $46.0 million during the prior year.

Cash Flows from Investing Activities

Net cash used by investing activities was $171.1 million for the year ended December 31, 2008 compared to $84.5 million for the prior year. During the year ended December 31, 2008, we paid $139.6 million, substantially all of which was used to purchase two Aframax vessels, we paid $33.4 million on one Suezmax construction contract (including capitalized interest of $0.1 million), we paid $5.2 million for other fixed assets and received $7.5 million, which represents the amount by which Arlington's cash balances at December 16, 2008 exceeded merger closing costs paid by the Company. During the year ended December 31, 2007, we paid $80.1 million on three Suezmax construction contracts (including capitalized interest of $2.4 million) and paid $4.4 million for other fixed assets.

Net cash used by investing activities was $84.5 million for the year ended December 31, 2007 compared to net cash provided by investing activities of $285.3 million for the prior year. During the year ended December 31, 2007, we paid $80.1 million on three Suezmax construction contracts (including capitalized interest of $2.4 million) and paid $4.4 million for other fixed assets. During the year ended December 31, 2006, we received $340.9 million from the sale of 13 vessels, paid $50.6 million on our four Suezmax construction contracts (including capitalized interest of $3.6 million) and paid $5.0 million for other fixed assets.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2008 was $115.5 million compared to net cash used by financing activities was $74.3 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- During the years ended December 31, 2008 and 2007, we made net borrowings of revolving debt associated with our 2005 Credit Facility of $196.0 million and $515.0 million, respectively.
- During the year ended December 31, 2008, we paid $16.4 million to acquire 953,142 shares of common stock which we retired; during the year ended December 31, 2007, we paid $32.7 million to acquire 1,811,144 shares of our common stock which we retired.
- During the years ended December 31, 2008 and 2007, we paid $62.5 million and $555.5 million of dividends to shareholders, respectively.

Net cash used by financing activities was $74.3 million for the year ended December 31, 2007 compared to $464.5 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- During the year ended December 31, 2007, we made net borrowings of $515.0 million of revolving debt associated with our 2005 Credit Facility; during the year ended December 31, 2006, we made net repayments of $85.0 million of revolving debt associated with our 2005 Credit Facility.
- During the year ended December 31, 2007, we paid $32.7 million to acquire 1,811,144 shares of our common stock which we retired; during the year ended December 31, 2006, we paid $219.1 million to acquire 8,158,071 shares of our common stock which we retired.
- During the years ended December 31, 2007 and 2006, we paid $555.5 million and $160.4 million of dividends to shareholders, respectively.

Capital Expenditures for Drydockings and Vessel Acquisitions

Drydocking

In addition to vessel acquisition and acquisition of newbuilding contracts, other major capital expenditures include funding our drydock program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During the year ended December 31, 2008, we paid $9.8 million of drydock related costs. For the year ending December 31, 2009, we anticipate that we will capitalize costs associated with drydocks and significant in-water surveys on 10 vessels. We estimate that the expenditures to complete drydocks during 2009 will aggregate approximately $25 million to $28 million and that the vessels will be off hire for approximately 330 days to effect these drydocks and significant in-water surveys. The ability to meet this drydock schedule will depend on our ability to generate sufficient cash flows from operations, utilize our revolving credit facilities or secure additional financing.

The United States ratified Annex VI effective in October 2008. This Annex relates to emission standards for Marine Engines in the areas of particulate matter, NOx and SOx and establishes Emission Control Areas. The emission program is intended to reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On October 10, 2008, the International Maritime Organization adopted a new set of amendments to Annex VI. These new rules/amendments will affect vessels built after the year 2000 and could affect vessels built between 1990 and 2000. The Company may incur costs to comply with these newly defined standards.

Capital Improvements

During the year ended December 31, 2008, we capitalized $5.2 million relating to capital projects including environmental compliance equipment upgrades, satisfying requirements of oil majors and vessel upgrades. For the year ending December 31, 2009, we have budgeted approximately $5.8 million for such projects.

Vessel Acquisitions

In July 2004, we acquired four Suezmax newbuilding contracts. These Suezmax vessels were delivered to us during March 2006, January 2007, August 2007 and February 2008 for an aggregate cost of $253.4 million.

During the fourth quarter of 2008 we also acquired two double-hull Aframax vessels for a contracted price aggregating $137 million.

Also, on December 16, 2008, we completed our merger with Arlington which added its fleet of two VLCCs, two Panamax vessels and four product carriers to our fleet.

Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4) of SEC Regulation S-K.

Other Commitments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years, expiring on February 9, 2009, and requires monthly payments by the Company of $125,000.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $109,724 per month from October 1, 2005 to September 30, 2010, $118,868 per month from October 1, 2010 to September 30, 2015, and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $104,603.

The minimum future vessel operating expenses to be paid by the Company under ship management agreements in effect as of December 31, 2008 that will expire in 2009, 2010, and 2011 are $19.6 million, $9.4 million and $2.6 million, respectively. If the option periods are extended by the charterer of the Arlington Vessels, these ship management agreements will be automatically extended for periods matching the duration of the time charter agreements. Future minimum payments under these ship management agreements exclude such periods.

The following is a tabular summary of our future contractual obligations for the categories set forth below (dollars in millions):

Tabular Disclosure of Contractual Obligations and Commercial Commitments

	Total	2009	2010	2011	2012	2013	Thereafter
2005 Credit Facility	$ 761.0	$ —	$11.2	$100.1	$649.7	$ —	$ —
RBS Facility	229.5	—	—	229.5	—	—	—
Interest expense[(1)]	123.5	42.0	40.9	22.9	16.6	1.1	—
Aircraft lease	0.1	0.1	—	—	—	—	—
Senior officer employment agreements	2.6	1.4	0.6	0.6	—	—	—
Severance to President and CEO	22.0	22.0	—	—	—	—	—
Ship management agreements	31.6	19.6	9.4	2.6	—	—	—
Office leases	17.1	1.4	1.3	1.4	1.4	1.4	10.2
Total commitments	$1,187.4	$86.5	$63.4	$357.1	$667.7	$2.5	$10.2

(1) Future interest payments on our 2005 Credit Facility and RBS Facility are based on our current outstanding balance using a current borrowing LIBOR rate of 1.50%, adjusted for quarterly cash settlements of our interest rate swaps designated as hedges using the same 3-month LIBOR interest rate. The amount also includes a 0.2625% commitment fee we are required to pay on the unused portion of the 2005 Credit Facility.

Other Derivative Financial Instruments

Freight Derivatives

As part of our business strategy, we have and may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. These contracts generally settle based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and a may also include a specified bunker price index. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. Although freight derivatives can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, our objective has been to hedge and manage market risks as part of our commercial management. To the extent that we enter into freight derivatives, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market.

During November 2007, the Company entered into three freight derivative contracts which expire on December 31, 2008. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2008, these freight derivatives had an aggregate notional value of $0, because they expired on that date. The net fair value of $0.7 million at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $1.2 million and $0.7 million for the years ended December 31, 2008 and 2007, respectively.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2008 and 2007, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers, resulted in an asset (liability) to the Company of $0.6 million and $(0.1) million, respectively. The Company recorded an unrealized gain (loss) of $0.6 million, ($2.3) million and $2.2 million for the years ended December 31, 2008, 2007 and 2006, respectively, which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized loss of $10.2 million, $1.2 million and $2.1million for the years ended December 31, 2008, 2007 and 2006, respectively, which is classified as Other income (expense) on the statement of operations.

Currency Forward Contract

On July 19, 2005, the Company entered into a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. Changes in the fair value of this forward contract subsequent the date on which the Company entered into the contract (at which time the fair value was $0) was recorded as Other income (expense) on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $0.1 million related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized gain (loss) of $0.1 million and $(0.1) million, for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations.

On October 29, 2007, the Company entered into two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008. The Company paid an aggregate of $39,000 for these options. As of December 31, 2007, the fair value of these options based on the exchange rate on that date resulted in an asset of $21,000 which is recorded as Derivative asset on the Company's balance sheet. The related unrealized gain for the year ended December 31, 2007 of $21,000 is classified as Other income (expense) on the statement of operations.

The Company paid an aggregate of $0.1 million for options to purchase Euros during the year ended December 31, 2008, which is recorded as a realized loss and is classified as Other income (expense) on the statement of operations.

Bunker Derivatives

During January 2008, we entered into an agreement with a counterparty to purchase 5,000 MT per month of *Gulf Coast 3%* fuel oil for $438.56/MT and sell the same amount of *Rotterdam 3.5% barges* fuel oil for $442.60/MT. This contract settled on a net basis at the end of each calendar month from July 2008 through September 2008 based on the average daily closing prices for these commodities for each month. During the year ended December 31, 2008, we recognized a realized gain of $0.2 million, which is classified as Other income (expense) on the statement of operations.

Also during January 2008, we entered into an agreement with a counterparty for the five-month period from February 2008 to June 2008 which stipulated a spread between *Gulf Coast 3%* fuel oil and *Houston 380* fuel oil of $11.44/MT. The notional amount of fuel oil was 2,000 MT each month and the prices of each commodity were determined based on the average closing trading prices during each month. To the extent the spread was less than $11.44/MT, we were to pay the counterparty; to the extent the spread is greater than $11.44/MT we were to collect from the counterparty. Because this contract expired on June 30, 2008, the fair value of this contract is $0 as of December 31, 2008. During the year ended December 31, 2008, we recognized a realized gain of $0.2 million which is classified as Other income (expense) on the statement of operations.

During November 2008, we entered into an agreement with a counterparty to purchase 1,000 MT per month of *Houston 380 ex wharf* fuel oil for $254/MT. This contract will settle on a net basis at the end of each calendar month from January 2009 through March 2009 based on the average daily closing price for this commodity for each month. During the year ended December 31, 2008, we recognized an unrealized loss of $0.1 million, which is classified as Other income (expense) on the statement of operations.

We consider all of our fuel derivative contracts to be speculative.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Revenue Recognition. Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters or spot market voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Certain time charters contain provisions which provide for adjustments to time charter rates based on agreed-upon market rates. Revenue for spot market voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of spot market voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past seven years. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2008, we provided a reserve of approximately 10% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase this amount in that period.

In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

Depreciation and Amortization. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our double-hull tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life for double-hull and double-sided vessels is consistent with that of other ship owners and with its economic useful life. Depreciation is based on cost less the estimated residual scrap value. We estimate our residual scrap value per lightweight ton to be $175. An increase in the useful life of the vessel would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual scrap value would decrease the amount of the annual depreciation charge. A decrease in the useful life of the vessel would have the effect of increasing the annual depreciation charge. A decrease in the residual scrap value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our vessels. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our vessels were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Goodwill. We follow the provisions for SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Prior to the adoption of SFAS No. 142, we amortized goodwill. Goodwill as of December 31, 2008 and 2007 was $71.7 million and $1.2 million, respectively. Based on tests performed, we determined that there was no impairment of goodwill as of December 31, 2008 and 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP 157-2, Effective Date of FASB Statement No. 157." FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2, "Effective Date of FASB Statement No. 157" delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for the Company commencing in 2008. The Company has no plans to apply SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt SFAS No. 160 as of January 1, 2009. The Company expects that the adoption of SFAS No. 160 will not have a material impact on its financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 on its consolidated financial statements.

Related Party Transactions

During the fourth quarter of 2000, we lent $485,467 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2008. On February 27, 2009, Mr. Georgiopoulos repaid the full amount of the loan.

During the years ended December 31, 2008, 2007 and 2006, the Company incurred fees for legal services aggregating $51,000, $46,000 and $150,000, respectively, to the father of Peter C. Georgiopoulos. None of the balance remains outstanding as of December 31, 2008.

In January 2006, the Company repurchased 5,596,853 shares of our common stock from OCM Principal Opportunities Fund, L.P. ("OCM") in a privately negotiated transaction at $27.61 per share for a total purchase price of $154.5 million. Stephen A. Kaplan, a member of General Maritime Subsidiary's Board of Directors at that time, serves as a principal and portfolio manager of Oaktree Capital Management LLC, which is the general partner of OCM.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel related expenditures for use of the Company aircraft and other miscellaneous expenditures during the years ended December 31, 2008 and 2007, totaling $0.3 million and $0.3 million, respectively. None of the balance remains outstanding as of December 31, 2008. Peter C. Georgiopoulos is a director of Genco.

During the years ended December 31, 2008, 2007 and 2006, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $175,000 and $167,000 based on actual time spent by the employee. The balance of $62,000 remains outstanding as of December 31, 2008.

During the years ended December 31, 2008, 2007 and 2006, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to our vessels aggregating $1.3 million, $1.2 million and $1.7 million, respectively. The balance of $16,000 remains outstanding as of December 31, 2008. During the years ended December 31, 2008 and December 31, 2007, Aegean incurred travel related expenditure for use of the company aircraft totaling $0 and $98,000, respectively. During July 2006, an investment vehicle controlled by Peter C. Georgiopoulos and John Tavlarios, a member of our Board of Directors and one of our executive officers, made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter C. Georgiopoulos became chairman of the board of Aegean and John Tavlarios joined the Board of Directors of Aegean.

Pursuant to the Company's revised aircraft use policy, the following authorized executives were permitted, subject to approval from the Company's Chairman, to charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the Chairman, the Chief Executive Officer, the President of General Maritime Management LLC, the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive was the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by the Company. The amount of use of the aircraft for these purposes was monitored from time to time by the Audit Committee. During the year ended December 31, 2008, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on six occasions and incurred charter fees totaling $318,000 payable directly to the third-party charterer. During the year ended December 31, 2007, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on four occasions and incurred charter fees totaling $113,000 directly to the third-party charterer hired by the Company to manage the chartering of the aircraft. There was no personal usage of the Company's aircraft incurred from other Company's executives during the years ended December 2008 and December 2007. The Company terminated its lease of the aircraft in February 2009.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2008, we had $990.5 million of floating rate debt with margins over LIBOR ranging from 1.00% to 1.25% compared to December 31, 2007 when we had $565 million of floating rate debt with a margin over LIBOR of 0.75%. As of December 31, 2008, the Company is party to five interest rate swaps which effectively fix LIBOR on an aggregate $579.5 million of its outstanding floating rate debt to a fixed rate ranging from 2.975% to 4.983%. A one percent increase in LIBOR would increase interest expense on the portion of our $411 million outstanding floating rate indebtedness, which is not hedged, by approximately $4.1 million per year from December 31, 2008.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. Dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. Dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroners. During the year ended December 31, 2008, approximately 21% of the Company's direct vessel operating expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would be approximately $1.3 million for the year ended December 31, 2008.

Charter Rate Risk

As part of our business strategy, we have and may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. Our objective would be to hedge and manage market risks as part of our commercial management. During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. The aggregate notional value of this contract is $6.4 million as of December 31, 2008. As of December 31, 2008 and 2007, the fair market value of the freight derivative contract resulted in an asset (liability) to the Company of $0.6 million and $(0.1) million, respectively, and a net unrealized and realized gain (loss) of $(9.6) million and $(3.5) million for the years ended December 31, 2008 and 2007, respectively, which is reflected on our statement of operations as Other income (expense). A 10% increase in the forward BITR from the December 31, 2008 levels would result in a reduction of amounts expected to be received from the counterparty of $0.9 million over the period from January 1, 2009 to June 30, 2009. A 10% decrease in the specified bunker price forward index from the December 31, 2008 level would result in reduction of amounts expected to be received from the counterparty of $0.2 million over the period from January 1, 2009 to June 30, 2009.

Fuel Price Risk

During November 2008, the Company entered into an agreement with a counterparty to purchase 1,000 MT per month of *Houston 380 ex wharf* fuel oil for $254/MT. This contract will settle on a net basis at the end of each calendar month from January 2009 through March 2009 based on the average daily closing price for this commodity for each month. During the year ended December 31, 2008, the Company recognized an unrealized loss of $0.1 million, which is classified as Other income (expense) on the statement of operations. A 10% decrease in the bunker prices from the December 31, 2008 level would increase the Company's liability at December 31, 2008 by approximately $0.1 million.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(dollars in thousands, except per share data)	December 31, 2008	2007
Assets		
Current Assets:		
Cash	$ 104,146	$ 44,526
Due from charterers, net	10,533	10,562
Prepaid expenses and other current assets	26,456	27,385
Derivative asset	568	21
Total current assets	141,703	82,494
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $233,051 and $189,989, respectively	1,319,555	684,019
Vessel construction in progress	—	30,329
Other fixed assets, net	11,507	10,084
Deferred drydock costs, net	18,504	20,209
Deferred financing costs, net	5,296	4,724
Derivative asset	—	246
Other assets	8,998	1,685
Goodwill	71,662	1,245
Total noncurrent assets	1,435,522	752,541
Total Assets	$1,577,225	$835,035
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 55,164	$ 24,381
Deferred voyage revenue	15,893	10,282
Derivative liability	17,335	839
Total current liabilities	88,392	35,502
Noncurrent Liabilities:		
Long-term debt	990,500	565,000
Other noncurrent liabilities	24,717	3,932
Derivative liability	17,817	1,944
Total noncurrent liabilities	1,033,034	570,876
Total Liabilities	1,121,426	606,378
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000 shares; issued and outstanding 57,850,528 and 42,919,583 shares at December 31, 2008 and December 31, 2007, respectively	579	430
Paid-in capital	474,424	230,639
Retained earnings	—	—
Accumulated other comprehensive loss	(19,204)	(2,412)
Total shareholders' equity	455,799	228,657
Total Liabilities and Shareholders' Equity	$1,577,225	$835,035

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands, except per share data)	**2008**	2007	2006
Voyage Revenues:			
Voyage revenues	**$326,068**	$255,015	$325,984
Operating Expenses:			
Voyage expenses	**54,404**	38,069	80,400
Direct vessel expenses	**63,556**	48,213	47,472
Other expense	**—**	—	2,430
General and administrative	**80,285**	46,920	44,787
Depreciation and amortization	**58,037**	49,671	42,395
Loss (gain) on sale of vessels and equipment	**804**	417	(46,022)
Total operating expenses	**257,086**	183,290	171,462
Operating Income	**68,982**	71,725	154,522
Other Income (Expense):			
Interest income	**1,099**	2,482	5,620
Interest expense	**(29,388)**	(25,541)	(4,165)
Other income (expense)	**(10,886)**	(4,127)	854
Net other income (expense)	**(39,175)**	(27,186)	2,309
Net income	**$ 29,807**	$ 44,539	$156,831
Earnings per common share:			
Basic	**$ 0.76**	$ 1.09	$ 3.72
Diluted	**$ 0.73**	$ 1.06	$ 3.63
Weighted average shares outstanding—basic	**39,463,257**	40,739,766	42,172,224
Weighted average shares outstanding—diluted	**40,561,633**	41,825,061	43,171,353

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands, except per share data)	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Comprehensive Income	Total
Balance as of January 1, 2006	$509	$ 428,210	$ 547,406	$ —		$ 976,125
Net income			156,831		$156,831	156,831
Exercise of stock options	7	757				764
Issuance of 296,700 shares of restricted stock, net of forfeitures	4	(4)				—
Acquisition and retirement of 8,158,071 shares of common stock	(80)		(218,993)			(219,073)
Cash dividends paid			(160,440)			(160,440)
Restricted stock amortization, net of forfeitures		9,706				9,706
Balance at December 31, 2006	440	438,669	324,804	—		763,913
Comprehensive income:						
Net income			44,539		$ 44,539	44,539
Unrealized derivative loss on cash flow hedge				(2,412)	(2,412)	(2,412)
Comprehensive income					$ 42,127	
Exercise of stock options		123				123
Issuance of 634,774 shares of restricted stock, net of forfeitures	7	(7)				—
Acquisition and retirement of 1,811,144 shares of common stock	(18)	(32,639)				(32,657)
Cash dividends paid		(190,780)	(364,723)			(555,503)
Restricted stock issued in lieu of cash dividend	1	4,619	(4,620)			—
Restricted stock amortization, net of forfeitures		10,654				10,654
Balance at December 31, 2007	430	230,639	—	(2,412)		228,657
Comprehensive income:						
Net income			29,897		$ 29,807	29,807
Unrealized derivative loss on cash flow hedge				(17,507)	(17,597)	(17,597)
Foreign currency translation gains				805	805	805
Comprehensive income					$ 13,015	
Exercise of stock options		49				49
Acquisition and retirement of 953,142 shares of common stock	(10)	(16,369)				(16,379)
Issuance of 15,500,000 shares of common stock in exchange for all of Arlington Tankers shares	155	281,413				281,568
Issuance of 380,937 shares of restricted stock, net of forfeitures	4	(4)				—
Cash dividends paid		(32,726)	(29,807)			(62,533)
Restricted stock amortization, net of forfeitures		11,422				11,422
Balance at December 31, 2008	**$579**	**$ 474,424**	**$ —**	**$(19,204)**		**$ 455,799**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands)	**2008**	2007	2006
Cash Flows Provided by Operating Activities:			
Net income	**$ 29,807**	$ 44,539	$ 156,831
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on sale of vessels and equipment	**804**	417	(46,022)
Depreciation and amortization	**58,037**	49,671	42,395
Amortization of deferred financing costs	**1,089**	959	—
Restricted stock compensation expense	**11,422**	10,654	9,706
Net unrealized (gain) loss on derivative financial instruments	**(540)**	2,284	—
Bad debt	**514**	—	—
Changes in assets and liabilities:			
Decrease in due from charterers	**752**	2,726	33,993
(Decrease) increase in prepaid expenses and other current and noncurrent assets	**3,350**	(10,953)	14,954
Increase (decrease) in other current and noncurrent liabilities	**16,063**	5,518	(16,520)
Increase in deferred voyage revenue	**2,904**	1,833	6,309
Deferred drydock costs incurred	**(9,787)**	(11,815)	(11,929)
Net cash provided by operating activities	**114,415**	95,833	189,717
Cash Flows (Used) Provided by Investing Activities:			
Payments for vessel construction in progress	**(33,885)**	(80,061)	(50,602)
Purchase of other fixed assets	**(5,164)**	(4,455)	(5,035)
Arlington merger closing costs, net of cash held by Arlington	**7,529**	—	—
Payments for vessels	**(139,562)**	—	—
Proceeds from sale of vessels	**—**	—	340,901
Net cash (used) provided by investing activities	**(171,082)**	(84,516)	285,264
Cash Flows Provided (Used) by Financing Activities:			
Borrowings on revolving credit facilities	**226,000**	570,000	175,000
Repayments on revolving credit facilities	**(30,000)**	(55,000)	(260,000)
Deferred financing costs paid	**(1,661)**	(1,214)	(728)
Cash dividends paid	**(62,533)**	(555,503)	(160,440)
Payments to acquire and retire common stock	**(16,379)**	(32,657)	(219,073)
Proceeds from exercise of stock options	**49**	123	764
Payments to retire Senior Notes	**—**	—	(20)
Net cash provided (used) by financing activities	**115,476**	(74,251)	(464,497)
Effect of exchange rate changes on cash balances	**811**	—	—
Net increase (decrease) in cash	**59,620**	(62,934)	10,484
Cash, beginning of the year	**44,526**	107,460	96,976
Cash, end of year	**$ 104,146**	$ 44,526	$ 107,460
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest (net of amount capitalized)	**$ 27,608**	$ 24,296	$ 4,168
Transfer from vessel construction in progress to vessel	**$ 63,794**	$ 127,885	$ 61,671
Restricted stock granted to employees (net of forfeitures)	**$ 3,996**	$ 12,142	$ 10,383
Restricted stock granted in lieu of cash dividends	**$ —**	$ 4,620	$ —

See notes to consolidated financial statements.

(dollars in thousands, except per share, per day and per ton data)

1. Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business. General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil and petroleum products. The Company's fleet is comprised of VLCC, Suezmax, Aframax, Panamax and product carrier vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil and petroleum products.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

Basis of Presentation. On December 16, 2008, pursuant to an Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among the General Maritime Corporation (the "Company"), Arlington Tankers Ltd. ("Arlington"), Archer Amalgamation Limited ("Amalgamation Sub"), Galileo Merger Corporation ("Merger Sub") and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) ("General Maritime Subsidiary"), Merger Sub merged with and into General Maritime Subsidiary, with General Maritime Subsidiary continuing as the surviving entity (the "Merger"), and Amalgamation Sub amalgamated with Arlington (the "Amalgamation" and, together with the Merger, collectively, the "Arlington Combination"). As a result of the Arlington Combination, General Maritime Subsidiary and Arlington each became a wholly-owned subsidiary of the Company. In addition, upon the consummation of the Mergers, the Company exchanged 1.34 shares of its common stock for each share of common stock held by shareholders of General Maritime Subsidiary and exchanged one share of its common stock for each share held by shareholders of Arlington. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below..

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil and petroleum products by geographical area.

Segment Reporting. Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil and petroleum products with its fleet of vessels.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

Spot Market Voyage Charters. Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2008 and 2007, the Company has a reserve of approximately $510 and $424, respectively, against its due from charterers balance associated with demurrage revenues and certain other receivables.

Time Charters. Revenue from time charters is recognized on a straight line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred. Time charter agreements require that the vessels meet specified speed and bunker consumption standards. During the year ended December 31, 2006, all asserted performance claims aggregating $11,750 were settled and paid. The Company has determined that there are no unasserted claims on any of its time charters since that time; accordingly, there is no reserve as of December 31, 2008 and 2007.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. In addition, the Company estimates residual value of its vessels to be $175/LWT.

Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of any asset component being replaced is written off as a component of Loss (gain) on sale of vessels and vessel equipment operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Construction in Progress. Construction in progress represents the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the years ended December 31, 2008, 2007 and 2006, the Company capitalized $119, $2,385 and $3,571, respectively, of interest expense. As of December 31, 2008, the entire balance of this account has been reclassified to Vessels upon delivery in February 2008 of the Company's final vessel under construction.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

Replacements, Renewals and Betterments. The Company capitalizes and depreciates the costs of significant replacements, renewals and betterments to its vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on management's judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2008, 2007 and 2006, amortization was $11,493, $10,178 and $6,145, respectively. Accumulated amortization as of December 31, 2008 and 2007 was $22,176 and $11,596, respectively.

Deferred Financing Costs, Net. Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. Amortization was $1,089, $959 and $722 for the years ended December 31, 2008, 2007 and 2006, respectively. Accumulated amortization as of December 31, 2008 and 2007 was $2,873 and $1,783, respectively.

(dollars in thousands, except per share, per day and per ton data)

Goodwill. The Company follows the provisions for SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Prior to the adoption of SFAS No. 142, the Company amortized goodwill. Goodwill as of December 31, 2008 and 2007 was $71,662 (see Note 2) and $1,245, respectively. Based on tests performed, the Company determined that there was no impairment of goodwill as of December 31, 2008 and 2007.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required. The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) effective January 1, 2007. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company qualifies for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, from U.S. federal income tax on shipping income that is derived from U.S. sources. The Company is similarly exempt from state and local income taxation. This Interpretation does not have a material effect on the Company's consolidated financial statements.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income, foreign currency translation gains and losses, and unrealized gains and losses related to our interest rate swaps.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted Statement of Financial Standards ("SFAS") No. 123R, "Share-Based Payments," using a modified version of prospective application (See Note 18 for impact of adopting SFAS 123R). Accordingly, prior period amounts have not been restated. Pursuant to the adoption of SFAS 123R, unamortized restricted stock is now classified as a component of Paid-in capital in Shareholders' equity.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Because the Company exchanged 1.34 shares of its common stock for each share of common stock held by shareholders of General Maritime Subsidiary and exchanged one share of its common stock for each share held by shareholders of Arlington to effect the Arlington Combination, the weighted average number of common shares outstanding during the year have been retroactively adjusted to reflect the exchange had it occurred on January 1, 2006. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2008 and 2007 due to their short-term maturity or the variable-rate nature of the respective borrowings.

Derivative Financial Instruments. In addition to interest rate swaps described below, the Company has been party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditure more costly, (b) rising fuel costs which would increase future voyage expenses, (c) declines in future spot market rates which would reduce revenues on future voyages of vessels trading on the spot market and (d) rising interest rates which would increase interest expense on the Company's outstanding borrowings. Except for its interest rate swap, described below, the Company's derivative financial instruments do not qualify for hedge accounting for accounting purposes, although the Company considers certain of these derivative financial instruments to be economic hedges against these risks. The Company records the fair value of its derivative financial instruments on its balance sheet as a Derivative liabilities or assets, as applicable. Changes in fair value in the derivative financial instruments that do not qualify for hedge accounting, as well as payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as Other income (expense) on the statement of operations as applicable.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to outstanding borrowings. These borrowings are subject to a variable borrowing rate. The Company uses a forward starting pay-fixed receive-variable interest rate swap to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income until such time the Company has obligations against which the swap is designated and is an effective hedge.

As of December 31, 2008, the Company is party to pay-fixed interest rate swap agreements that expire between 2010 and 2013 which effectively convert floating rate obligations to fixed rate instruments. During the years ended December 31, 2008, 2007 and 2006, the Company recognized a charge to other comprehensive loss (OCI) of $17,597, $2,412 and $0, respectively. The aggregate liability in connection with a portion of the Company's interest rate swaps as of December 31, 2008 and 2007 was $35,020 and $2,461, respectively, and is presented as Derivative liability on the balance sheet.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned 40.8% and 39.5%, respectively, of its revenues from one customer during the years ended December 31, 2008 and 2007, respectively. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2008.

The Company maintains substantially all of its cash with three high-credit quality financial institutions. None of the Company's cash balances are covered by insurance in the event of default by this financial institution.

Foreign Exchange Gains and Losses. Gains and losses on transactions denominated in foreign currencies are recorded within the consolidated statement of operations as components of general and administrative expenses or other income (expense) depending on the nature of the transactions to which they relate. During the years ended December 31, 2008, 2007 and 2006, transactions denominated in foreign currencies resulted in increases (decreases) in general and administrative expenses of $72, $114 and $79, respectively, and increases in other expense (income) of $0, $(198), $(628), respectively.

Recent Accounting Pronouncements. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP 157-2, Effective Date of FASB Statement No. 157." FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2, "Effective Date of FASB Statement No. 157," delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements.

(dollars in thousands, except per share, per day and per ton data)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for the Company commencing in 2008. The Company does not apply SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt SFAS No. 160 as of January 1, 2009. The Company expects that the adoption of SFAS No. 160 will not have a material impact on its financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 on its consolidated financial statements.

2. Arlington Acquisition

On August 5, 2008, General Maritime Subsidiary entered into a merger agreement with Arlington in order to increase the size of the Company's fleet and increase the percentage of its vessels on time charter. The merger was consummated on December 16, 2008 at which time the Company issued 15.5 million shares of its common stock in exchange for the 15.5 million shares owned by Arlington shareholders. The shares issued were valued pursuant to SFAS No. 141, which required the Company to use the market price of General Maritime Subsidiary common shares over a reasonable period of time before and after the terms of the merger were agreed upon which was determined to be the average closing price of General Maritime Subsidiary common shares for a period of two days before and two days after August 6, 2008 (date of announcement of the merger). Consequently, the value of the shares issued by the Company to acquire Arlington was $281,568. This amount, together with approximately $8,216 of closing costs incurred by the Company to effect the merger, represents the total amount paid for Arlington. A summary of the consideration paid, the fair value of the net assets acquired and resulting goodwill is as follows:

Consideration paid:	
Common stock issued	$ 281,568
Merger related closing costs	8,216
	289,784
Fair value of net assets acquired:	
Cash	14,898
Prepaid expenses	222
Due from charterers	1,237
Vessels	476,000
Other assets	9,512
Accrued expenses	(12,652)
Deferred voyage revenue	(2,707)
Long-term debt	(229,500)
Derivitave liability	(15,054)
Other liabilities	(22,590)
Fair value of net assets acquired	219,366
Goodwill	$ 70,418

Goodwill arose as a result of the decline in the fair value of the vessels acquired during the period between the date on which the merger was agreed to and the date on which the merger was actually consummated.

Pro forma income statement data for the years ended December 31, 2008 and 2007 is presented below and give effect to the Arlington Combination had it taken place on January 1, 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(unaudited)	
Revenue	$ 394,197	$ 325,214
Income before extraordinary items	62,476	49,544
Net income	62,476	49,544
Basic earnings per share	$ 1.15	$ 0.88

The pro forma income statements above exclude nonrecurring items such as the $22,000 compensation accruals for the cash payment to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with the Company in connection with the Company's executive transition plan and the cash payment in lieu of a bonus of $8,000 paid to Mr. Georgiopoulos pursuant to the executive transition plan and approximately $10,165 of costs incurred by Arlington pursuant to the Arlington Combination, inclusive of severance costs.

3. Cash Flow Information

The Company excluded from non-cash investing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Vessels, Other fixed assets, and costs of effecting the Arlington Combination of approximately $550, $307 and $846, respectively, for the year ended December 31, 2008. The fair value of the net assets of Arlington that the Company acquired on December 16, 2008 in exchange for common stock of the Company valued at $281,568 is a non-cash transaction and the composition of those net assets is shown in Note 2.

The Company excluded from non-cash investing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Vessels, Vessel construction in progress and Other fixed assets of approximately $63, $422 and $982, respectively, for the year ended December 31, 2007.

4. Vessel Acquisitions/Deliveries

In March 2004, the Company agreed to acquire three Aframax vessels, two Suezmax vessels, four newbuilding Suezmax contracts and a technical management company from an unaffiliated entity for cash. The three Aframax vessels, two Suezmax vessels and the technical management company were acquired between April and June 2004. The four newbuilding Suezmax contracts were acquired in July 2004. The purchase price of these assets was approximately $248,100, which were financed through cash on hand and borrowings under the Company's then existing revolving credit facilities. This $248,100 purchase price was allocated as follows: $180,599 for the five vessels, $67,242 for the four newbuilding Suezmax contracts and $266 for the technical management company the net assets of which are comprised of $107 of cash, other current assets of $738, noncurrent assets of $82 and current liabilities of $661. In addition, $8,777 was paid to the shipyard as an installment on the construction price of the four newbuilding contracts.

Through December 31, 2008, the Company has taken delivery of all of these four newly constructed Suezmax tankers. Capitalized costs of these vessels over their construction periods, inclusive of capitalized interest, were $253,350. These four vessels are part of the 21 vessels that collateralize the Company's 2005 Credit Facility (see Note 10).

During the fourth quarter of 2008, the Company acquired two double-hull Aframax vessels built in 2002 for an aggregate purchase price of $137,000.

Pursuant to the merger with Arlington on December 16, 2008 (see Note 2), the Company acquired the two VLCCs, two Panamax vessels and four product carrier vessels. These eight vessels collateralize the RBS Facility (see Note 10).

5. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. Because the Company exchanged 1.34 shares of its common stock for each share of common stock held by shareholders of General Maritime Subsidiary and exchanged one share of its common stock for each share held by shareholders of Arlington to effect the Arlington Combination, the weighted average number of common shares outstanding during the year has been retroactively adjusted to reflect the exchange had it occurred on January 1, 2006. The computation of diluted earnings per share assumes the exercise of all dilutive stock options using the treasury stock method and the lapsing of restrictions on unvested restricted stock awards, for which the assumed proceeds upon lapsing the restrictions are deemed to be the amount

(dollars in thousands, except per share, per day and per ton data)

of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2008, 2007 and 2006, all stock options were considered to be dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year Ended December 31,		
	2008	2007	2006
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	**39,463,257**	40,739,766	42,172,224
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	**39,463,257**	40,739,766	42,172,224
Stock options	**1,097**	5,814	59,785
Restricted stock awards	**1,097,279**	1,079,481	939,344
Weighted average common shares outstanding, diluted	**40,561,633**	41,825,061	43,171,353

During January 2008, the Company repurchased and retired 953,142 shares of its common stock for $16,379.

6. Sale of Vessels and Office Closings

Sale of Vessels

During the year ended December 31, 2006, in order to reduce the average age of the Company's fleet, the Company sold nine Aframax OBO vessels, three single-hull Suezmax vessels and one double-sided Aframax vessel for aggregate net proceeds of $340,901, and a net gain on sale of vessels of $46,022.

Office Closings

On February 10, 2006, the Company signed agreements to sell nine OBO Aframax vessels. In connection with that decision, the Company determined one technical management office outside the U.S. would adequately service its current fleet and as such decided to cease its technical management operations at its office in Piraeus, Greece, operated by General Maritime Management (Hellas) Ltd.

This office ceased its vessel operations during May 2006. The Company incurred approximately $1,300 of costs in connection with its closure during the year ended December 31, 2006, which has been classified as a component of general and administrative expense on the Company's statement of operations. All of these costs have been paid as of December 31, 2006.

During February 2007, the Company decided to close its office in London, England, operated by General Maritime Management (UK) LLC, which provides commercial management services for the Company's vessels, due to a large increase in the percentage of the fleet that is on long-term time charter. This office ceased its commercial management activities during March 2007. The cost of closing this office, which was classified as a component of general and administrative expense, was approximately $160, and was substantially attributable to employee severance costs which were paid during March 2007. The Company closed this office during 2008.

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2008	2007
Bunkers and lubricants inventory	**$ 6,678**	$ 6,148
Insurance claims receivable	**11,999**	11,234
Prepaid insurance	**2,294**	2,242
Other	**5,485**	7,761
Total	**$26,456**	$27,385

Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects to recover from insurance.

8. Other Fixed Assets

Other fixed assets consist of the following:

	December 31,	
	2008	2007
Other fixed assets:		
Furniture, fixtures and equipment	**$ 4,111**	$ 4,246
Vessel equipment	**13,144**	8,750
Computer equipment	**1,202**	1,186
Other	**71**	—
Total cost	**18,528**	14,182
Less: accumulated depreciation	**7,021**	4,098
Total	**$11,507**	$10,084

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2008	2007
Accounts payable	**$ 7,314**	$ 9,575
Accrued operating	**36,518**	8,650
Accrued administrative	**11,332**	6,156
Total	**$55,164**	$24,381

10. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2008	2007
2005 Credit Facility	**$761,000**	$565,000
RBS Facility	**229,500**	—
Total	**$990,500**	$565,000
Less: current portion of long-term debt	—	—
Long-term debt	**$990,500**	$565,000

2005 Credit Facility

On October 26, 2005, General Maritime Subsidiary entered into a revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders, and on October 20, 2008, the 2005 Credit Facility was amended and restated to give effect to the Arlington Combination and the Company was added as a loan party. The 2005 Credit Facility was used to refinance its then existing term borrowings. The 2005 Credit Facility, which has been amended and restated on various dates through February 24, 2009, provides a total commitment of $900,000.

Under the 2005 Credit Facility, as amended and restated, the Company is permitted to (1) pay quarterly cash dividends with respect to fiscal quarters on or after March 31, 2007, limited to $0.37 per share and (2) pay additional dividends, including stock buy-backs, in an aggregate amount not to exceed $150,000 plus 50% of cumulative net excess cash flow after January 1, 2007. In addition, the amendment permitted the Company to declare a one-time special dividend of up to $11.19 per share (up to an aggregate amount not to exceed $500,000) at any time prior to December 31, 2007.

Under the 2005 Credit Facility, as amended and restated, the Company is not permitted to reduce the sum of (A) unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25,000, to be less than $50,000. In addition, the Company will not permit its net debt to EBITDA ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time beginning April 1, 2007.

On February 24, 2009, the Company amended the 2005 Credit Facility to accelerate the $50,063 amortization of the outstanding commitment scheduled to occur on October 26, 2009 to February 24, 2009 and to pledge the *Genmar Daphne* as additional collateral under the facility.

As of December 31, 2008, the Company is in compliance with all of the financial covenants under its 2005 Credit Facility, as amended and restated.

The 2005 Credit Facility, as amended and restated, provides a four-year nonamortizing revolving loan with semiannual reductions of $50,063 and a bullet reduction of $599,625 at the end of year seven. Up to $50,000 of the 2005 Credit Facility is available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2008, the Company has outstanding letters of credit aggregating $6,008 which expire between March 2009 and December 2009, leaving $43,992 available to be issued.

The 2005 Credit Facility carries an interest rate of LIBOR plus 100 basis points on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2008 and 2007, $761,000 and $565,000, respectively, of the facility is outstanding. The facility is collateralized by 22 of the Company's double-hull vessels with an aggregate carrying value as of December 31, 2008 of $776,249, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels provides an unconditional guaranty of amounts owing under the 2005 Credit Facility. The Company also provides a guarantee and has pledged its equity interests in General Maritime Subsidiary.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions contained in the credit documents. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, and merge, consolidate, or dispose of assets. The Company is also required to comply with various ongoing financial covenants, including with respect to the Company's minimum cash balance, collateral maintenance, and net debt to EBITDA ratio. The amended

(dollars in thousands, except per share, per day and per ton data)

and restated Credit Agreement defines EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization, non-cash management incentive compensation, and gains and losses from sales of assets other than inventory sold in the ordinary course of business. Until such time as the Merger has been consummated, any determination of Consolidated EBITDA shall give pro forma effect to the Merger as if it had occurred on the first day of the respective Test Period but without taking into account any pro forma cost savings and expenses. If the Company does not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

Interest rates during the year ended December 31, 2008 ranged from 1.50% to 5.63% on the 2005 Credit Facility.

RBS Facility

Pursuant to the Arlington Combination, Arlington remains a party to its $229,500 facility with The Royal Bank of Scotland plc. (the "RBS Facility"). This facility is secured by first priority mortgages over the Arlington Vessels which have an aggregate carrying value of $475,040 as of December 31, 2008, assignment of earnings and insurances and the Company's rights under the time charters for the vessels and the ship management agreements, a pledge of the shares of the Company's wholly-owned subsidiaries and a security interest in certain of the Company's bank accounts. The term loan agreement with The Royal Bank of Scotland matures on January 5, 2011. All amounts outstanding under the term loan agreement must be repaid on that maturity date. There is no principal amortization prior to maturity. Borrowings under the term loan agreement bear interest at LIBOR plus a margin of 125 basis points. In connection with the term loan agreement, the Company has entered into an interest rate swap agreement with The Royal Bank of Scotland. As a result of this swap, the Company has effectively fixed the interest rate on the term loan agreement at 6.2325% per annum.

The term loan agreement provides that if at any time the aggregate fair value of the Arlington Vessels that secure the obligations under the Loan Agreement is less than 125% of the loan amount, the Company must either provide additional security or prepay a portion of the loan to reinstate such percentage. The term loan agreement also contains financial covenants requiring that at the end of each financial quarter (1) the aggregate total assets of Arlington and the eight subsidiaries that own the Arlington Vessels (adjusted to give effect to the market value of the vessels) less total liabilities of these nine entities is equal to or greater than 30% of such total assets and (2) these nine entities have positive working capital. In addition, if the aggregate value of the Arlington Vessels collateralizing this loan is less than 140% of the aggregate of the loan, these nine entities may not pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital.

As of December 31, 2008, the Company is in compliance with all of the financial covenants under the RBS Facility.

During the years ended December 31, 2008 and 2007, the Company paid dividends of $62,533 and $555,503, respectively. Included in the dividends paid during the year ended December 31, 2007 is a special dividend of $11.19 per share of $486,491.

A repayment schedule of outstanding borrowings at December 31, 2008 is as follows:

	Year Ending December 31,				
	2009	2010	2011	2012	Total
2005 Credit Facility	$—	$11,187	$100,125	$649,688	$761,000
RBS Facility	—	—	229,500	—	229,500
Total	$—	$11,187	$329,625	$649,688	$990,500

Interest Rate Swap Agreements

On December 31, 2008, the Company is party to five interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The notional principal amounts of these swaps aggregate $579,500, the details of which are as follows:

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$100,000	10/1/2010	4.748%	3 mo. LIBOR	Citigroup
100,000	9/30/2012	3.515%	3 mo. LIBOR	Citigroup
75,000	9/28/2012	3.390%	3 mo. LIBOR	DnB NOR Bank
75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea
229,500	1/5/2011	4.983%	3 mo. LIBOR	Royal Bank of Scotland

The changes in the notional principal amounts of the swaps during the years ended December 31, 2008, 2007 and 2006 are as follows:

	December 31, 2008	2007	2006
Notional principal amount, beginning of year	**$100,000**	$ —	$ 19,500
Additions	**479,500**	100,000	—
Amortization of swaps	—	—	(19,500)
Notional principal amount, end of the year	**$579,500**	$100,000	$ —

Interest expense pertaining to interest rate swaps for the years ended December 31, 2008, 2007 and 2006 was $1,853, $(122) and $0, respectively.

The Company would have paid approximately $35,020 to settle its outstanding swap agreement based upon its aggregate fair value as of December 31, 2008. This fair value is based upon estimates received from financial institutions.

Interest expense under all of the Company's credit facilities and interest rate swaps aggregated $29,388, $25,540 and $4,166 for the years ended December 31, 2008, 2007 and 2006, respectively.

11. Derivative Financial Instruments

In addition to interest rate swap agreements (see Note 10), the Company is party to the following derivative financial instruments:

Foreign Currency. On July 19, 2005, the Company entered into a forward contract to acquire 5 million Euros on January 17, 2006 for $6,033. Changes in the fair value of this forward contract subsequent to the date on which the Company entered into the contract (at which time the fair value was $0) was recorded as Other income (expense) on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $126 related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized gain (loss) of $126 and $(126), for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations.

On October 29, 2007, the Company entered into two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008. The Company paid an aggregate of $39 for these options. As of December 31, 2007, the fair value of these options based on the exchange rate on that date resulted in an asset of $21 which is recorded as Derivative asset on the Company's balance sheet. The related unrealized gain for the year ended December 31, 2007 of $21 is classified as Other income (expense) on the statement of operations.

The Company paid an aggregate of $126 for options to purchase Euros during the year ended December 31, 2008, which is recorded as a realized loss and is classified as Other income (expense) on the statement of operations.

Fuel. During January 2008, the Company entered into an agreement with a counterparty to purchase 5,000 MT per month of *Gulf Coast 3%* fuel oil for $438.56/MT and sell the same amount of *Rotterdam 3.5% barges* fuel oil for $442.60/MT. This contract settled on a net basis at the end of each calendar month from July 2008 through September 2008 based on the average daily closing prices for these commodities for each month. During the year ended December 31, 2008, the Company recognized a realized gain of $164, which is classified as Other income (expense) on the statement of operations.

Also during January 2008, the Company entered into an agreement with a counterparty for the five-month period from February 2008 to June 2008 which stipulated a spread between *Gulf Coast 3%* fuel oil and *Houston 380* fuel oil of $11.44/MT. The notional amount of fuel oil was 2,000 MT

(dollars in thousands, except per share, per day and per ton data)

each month and the prices of each commodity were determined based on the average closing trading prices during each month. To the extent the spread was less than $11.44/MT, the Company was to pay the counterparty; to the extent the spread is greater than $11.44/MT the Company was to collect from the counterparty. Because this contract expired on June 30, 2008, the fair value of this contract is $0 as of December 31, 2008. During the year ended December 31, 2008, the Company recognized a realized gain of $155 which is classified as Other income (expense) on the statement of operations.

During November 2008, the Company entered into an agreement with a counterparty to purchase 1,000 MT per month of *Houston 380 ex wharf* fuel oil for $254/MT. This contract will settle on a net basis at the end of each calendar month from January 2009 through March 2009 based on the average daily closing price for this commodity for each month. During the year ended December 31, 2008, the Company recognized an unrealized loss of $132, which is classified as Other income (expense) on the statement of operations.

The Company considers all of its fuel derivative contracts to be speculative.

Freight Rates. During the years ended December 31, 2006 and 2005, the Company has taken net short positions in freight derivative contracts, which reduce a portion of the Company's exposure to the spot charter market by creating synthetic time charters. These freight derivative contracts involve contracts to provide a fixed number of theoretical voyages at fixed rates. These contracts net settle each month with the Company receiving a fixed amount per day and paying a floating amount based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and, under certain contracts, a specified bunker price index. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The Company uses freight derivative contracts as economic hedges, but has not designated them as hedges for accounting purposes. As such, changes in the fair value of these contracts are recorded to the Company's statement of operations as Other income (expense) in each reporting period.

During September and October 2005, the Company entered into four freight derivative contracts which expired in December 2005. These freight forward contracts involved contracts to provide a fixed number of theoretical voyages at fixed rates and settled based on the monthly BITR. The Company had taken short positions in these contracts, which reduced a portion of the Company's exposure to the spot charter market by creating synthetic time charters.

At December 31, 2005, these contracts had no aggregate notional value, because they expired on December 31, 2005. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date. As of December 31, 2005, the Company has recorded a liability of $294 related to the fair market value of these economic hedges. The Company has recorded the aggregate net realized and unrealized loss of $849, for the year ended December 31, 2005, which is classified as Other income (expense) on the statement of operations.

During November 2007, the Company entered into three freight derivative contracts which expire on December 31, 2008. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2008, these freight derivatives had an aggregate notional value of $0, because they expired on that date. The net fair value of $737 at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $1,228 and $737 for the years ended December 31, 2008 and 2007, respectively.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2008 and 2007, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers, resulted in an asset (liability) to the Company of $568 and $(76), respectively. The Company recorded an unrealized gain (loss) of $644, ($2,256) and $2,180 for the years ended December 31, 2008, 2007 and 2006, respectively, which is reflected on the

Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized loss of $10,217, $1,247 and $2,073 for the years ended December 31, 2008, 2007 and 2006, respectively, which is classified as Other income (expense) on the statement of operations.

A summary of derivative assets and liabilities on the Company's balance sheets is as follows:

	December 31, 2008				December 31, 2007			
	Interest Rate Swap	**Freight Derivative**	**Bunker Derivative**	**Total**	Interest Rate Swap	Freight Derivative	Currency Options	Total
Current asset	$ —	$568	$ —	$ 568	$ —	$ —	$21	$ 21
Noncurrent asset	—	—	—	—	—	246	—	246
Current liability	(17,203)	—	(132)	(17,335)	(517)	(322)	—	(839)
Noncurrent liability	(17,817)	—	—	(17,817)	(1,944)	—	—	(1,944)
	$(35,020)	$568	$(132)	$(34,584)	$(2,461)	$ (76)	$21	$(2,516)

12. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2008	2007
Cash	$104,146	$ 44,526
Floating rate debt	990,500	565,000
Derivative financial instruments (See Note 10)	(34,584)	(2,516)

The fair value of term loans and revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of the freight derivative was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers. The fair value of the currency options is based on the exchange rates at the end of the year.

The Company's derivative instruments include pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered level 2 items. Also, the Company's freight derivative values and one of its bunker derivatives are based on quoted rates on the BITR and are therefore considered level 2 items. The fair value of the currency options is based on the exchange rates at the end of the year.

SFAS No. 157 states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company's creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The following table summarizes the valuation of our financial instruments by the above SFAS 157 pricing levels as of the valuation dates listed:

	December 31, 2008		
	Total	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
Derivative instruments—asset position	$ 568	$ 568	$ 0
Derivative instruments—liability position	35,152	35,020	132

A reconciliation of fuel derivatives which are based on Level 3 inputs for the year ended December 31, 2008 is as follows:

Fair value, January 1, 2008	$ —
Fair value, December 31, 2008	(132)
Unrealized loss	(132)
Realized gain, cash settlements received	155
Total net gain, recorded as Other expense	$ 23

(dollars in thousands, except per share, per day and per ton data)

13. Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2008, 2007 and 2006 was $209,494, $161,542 and $60,613, respectively. Future minimum rental receipts, based on vessels committed to non-cancelable time charter contracts and excluding any periods for which a charterer has an option to extend the contracts, as of December 31, 2008 will be $229,638, $53,961 and $7,116 during 2009, 2010 and 2011, respectively.

14. Lease Payments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125. During the years ended December 31, 2008, 2007 and 2006, the Company recorded $973, $980 and $876 of net expense associated with this lease.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $105. During the years ended December 31, 2008, 2007 and 2006, the Company recorded $1,255, $1,255 and $1,138 of expense associated with this lease.

Future minimum rental payments on the above leases for the next five years are as follows: 2009-$1,442, 2010-$1,344, 2011-$1,426, 2012-$1,426, 2013-$1,426 thereafter-$10,177.

The minimum future vessel operating expenses to be paid by the Company under ship management agreements in effect as of December 31, 2008 that will expire in 2009, 2010, and 2011 are $19,581, $9,366 and $2,571, respectively. If the option periods are extended by the charterer of the Company's Arlington Vessels, these ship management agreements will be automatically extended for periods matching the duration of the time charter agreements. Future minimum payments under these ship management agreements exclude such periods.

15. Significant Customers

For the year ended December 31, 2008 and 2007, the Company earned $132,990 and $100,725, respectively, from one customer which represented 40.8% and 39.5% of voyage revenues, respectively. For the year ended December 31, 2006, the Company did not earn 10% or more of its voyage revenues from any single customer.

16. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

During the fourth quarter of 2000, The Company loaned $486 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2008. The full amount of this loan was repaid by Mr. Georgiopoulos on February 27, 2009.

During the years ended December 31, 2008, 2007 and 2006, General Maritime Subsidiary incurred fees for legal services aggregating $51, $46 and $150, respectively, to the father of Peter C. Georgiopoulos. None of the balance remains outstanding as of December 31, 2008.

In January 2006, the Company repurchased 5,596,853 shares of our common stock from OCM Principal Opportunities Fund, L.P. ("OCM") in a privately negotiated transaction at $27.61 per share for a total purchase price of $154,540. Stephen A. Kaplan, a member of General Maritime Subsidiary's Board of Directors at that time, serves as a principal and portfolio manager of Oaktree Capital Management LLC, which is the general partner of OCM.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel related expenditures for use of the Company aircraft and other miscellaneous expenditures during the years ended December 31, 2008 and 2007, totaling $337 and $248, respectively. None of the balance remains outstanding as of December 31, 2008. Peter C. Georgiopoulos is a director of Genco.

During the years ended December 31, 2008 and 2007, Genco made available one of its employees who performed internal audit services for the Company for which, the Company was invoiced $175 and $167 based on actual time spent by the employee. The balance of $62 remains outstanding as of December 31, 2008.

During the years ended December 31, 2008, 2007 and 2006, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $1,320, $1,190 and $1,682, respectively. The balance of $16 remains outstanding as of December 31, 2008. During the years ended December 31, 2008 and December 31, 2007, Aegean has incurred travel related expenditure for use of the Company aircraft totaling $0 and $98 respectively. During July 2006, an investment vehicle controlled by Peter C. Georgiopoulos and John Tavlarios, a member of the Company's Board of Directors and the chief executive officer of General Maritime Management LLC ("GMM"), made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering.

At that time, Peter C. Georgiopoulos became chairman of the board of Aegean and John Tavlarios joined the Board of Directors of Aegean.

Pursuant to the Company's revised aircraft use policy, the following authorized executives were permitted, subject to approval from the Company's Chairman/ Chief Executive Officer, to charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the former Chief Executive Officer (current Chairman of the Board of Directors), the former President of General Maritime Management LLC (current President of General Maritime Corporation), the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive was the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by the Company. The amount of use of the aircraft for these purposes was monitored from time to time by the Audit Committee. During the year ended December 31, 2008, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on six occasions and incurred charter fees totaling $318 payable directly to the third-party charterer. During the year ended December 31, 2007, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on four occasions and incurred charter fees totaling $113 payable directly to the third-party charterer hired by the Company to manage the chartering of the aircraft. There was no personal usage of the Company's aircraft incurred from other Company's executives during the years ended December 2008 and December 2007. The Company terminated its lease of the aircraft as of February 9, 2009.

17. Savings Plan

In November 2001, General Maritime Subsidiary established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. The Company assumed the obligations of General Maritime Subsidiary under the Plan during December 2008. This Plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. During 2008, 2007 and 2006, the Company's matching contribution to the Plan was $336, $320 and $347, respectively.

18. Stock-Based Compensation

2001 Stock Incentive Plan

On June 10, 2001, General Maritime Subsidiary adopted the General Maritime Corporation 2001 Stock Incentive Plan. On December 16, 2008, the Company assumed the obligations of General Maritime Subsidiary under the 2001 Stock Incentive Plan in connection with the Arlington Combination. The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan was increased from 3,886,000 shares to 5,896,000 shares pursuant to an amendment and restatement of the plan as of May 26, 2005. Under this plan the Company's compensation committee, another designated committee of the Board of Directors or the Board of Directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the Board of Directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

Since inception of the 2001 Stock Incentive Plan, the Company has issued stock options and restricted stock, which issuances are summarized below. Upon the granting of stock options and restricted stock, the Company allocates new shares from its reserve of authorized shares to employees subject to the maximum shares permitted by the 2001 Stock Incentive Plan, as amended.

The Company's policy for attributing the value of graded-vesting stock options and restricted stock awards is to use an accelerated multiple-option approach.

Stock Options

During 2001, 2002, 2003 and 2004, the Company granted to its officers, directors and employees options to purchase 1,152,400, 192,290, 119,260 and 26,800 shares of common stock, respectively. The exercise prices for these stock options granted in 2001, 2002 and 2004 were $13.43 per share, $4.52 per share and $16.84 per share, respectively. The exercise prices for stock options granted in 2003 ranged from $6.51 per share to $10.88 per share. These options generally vest over a four-year period.

During 2002, 790,600 stock options granted in 2001 were surrendered. During 2003, 67,000 stock options granted during 2002 were forfeited.

(dollars in thousands, except per share, per day and per ton data)

Until December 31, 2005, the Company followed the provisions of APB 25 to account for its stock option plan. The Company provided pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123 had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted, so the intrinsic value is $0. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees. Expected volatility was based on historical volatility as calculated using various data points during the period between the Company's initial public offering date and the date of grant. Risk free interest is based on the U.S. Treasury yield curve in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted because, as of the grant dates, the Company had not paid any dividends. The fair value of the 1,152,400 options to purchase common stock granted on June 12, 2001 was $6.34 per share.

The fair value of the 192,290 options to purchase common stock granted on November 26, 2002 was $2.55 per share. The fair value of the 67,000, 16,750 and 38,860 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 was $2.95 per share, $3.37 per share, and $4.93 per share, respectively. The fair value of the 26,800 options to purchase common stock granted on May 20, 2004 was $8.37 per share.

Effective January 1, 2006, the Company adopted Statement of Financial Standards ("SFAS") No. 123R, "Share-Based Payments," using a modified version of prospective application. Accordingly, prior period amounts have not been restated.

Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost of $113 will be recognized subsequent to the effective date based on the grant-date fair value of those awards calculated under SFAS No. 123. During the years ended December 31, 2008, 2007 and 2006, the adoption of FAS 123R resulted in incremental stock-based compensation expense of $5, $28 and $81, respectively, which reduced net income by this amount and reduced basic earnings per share by $0, $0 and $0.01, respectively.

As of December 31, 2008, there was no unrecognized compensation cost related to nonvested stock option awards.

The following table summarizes all stock option activity through December 31, 2008:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2006	117,116	$ 10.27	$5.06
Granted	—	—	—
Exercised	(81,606)	$ 9.33	$4.57
Forfeited	(11,725)	$ 13.10	$6.40
Outstanding, December 31, 2006	23,785	$ 12.10	$5.87
Granted	—	—	—
Exercised	(11,223)	$ 11.42	$5.43
Forfeited	(2,680)	$ 4.52	$2.56
Outstanding, December 31, 2007	9,883	$ 14.93	$7.27
Granted	—	—	—
Exercised	(3,183)	$ 14.02	$6.74
Forfeited	—	—	—
Outstanding, December 31, 2008	**6,700**	**$15.35**	**$7.51**

A summary of the activity for nonvested stock option awards during the year ended of December 31, 2008 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2008	5,025	$16.84	$ 8.37
Granted	—	—	—
Vested	(5,025)	$16.84	$ 8.37
Forfeited	—	—	—
Outstanding and nonvested, December 31, 2008	—	N/A	N/A

The following table summarizes certain information about stock options outstanding as of December 31, 2008 (all of which are expected to vest):

	Options Outstanding, December 31, 2008			Options Exercisable, December 31, 2008	
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$10.88	1,675	$10.88	4.8	1,675	$10.88
$16.84	5,025	$16.84	5.4	5,025	$16.84
	6,700	$15.35	5.3	6,700	$15.35

Restricted Stock

During 2002, 2003 and 2005, the Company granted 837,500, 207,700 and 1,469,712 restricted shares, respectively, to certain officers and employees of the Company. The restrictions on the shares granted in 2002 lapse seven years after the grant date; the restrictions on the shares granted in 2003 and 2005 lapse either: (a) ratably over periods from four to five years from date of grant, (b) approximately one year from date of grant or (c) approximately ten years from date of grant. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

On May 18, 2006, the Company granted a total of 12,864 shares of restricted common stock to four of the Company's independent Directors. Restrictions on the restricted stock lapsed on May 16, 2007. The foregoing grants were subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On October 23, 2006, the Company granted 3,216 shares of restricted common stock to one of the Company's independent Directors. Restrictions on the restricted stock lapsed on May 16, 2007. The foregoing grants were subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 18, 2006, the Company made grants of restricted common stock in the amount of 412,720 shares to certain officers and employees of the Company. Of this total, 201,000, 26,800 and 13,400 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 40,200 restricted shares were granted to the president of GMM. The remaining 131,320 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 201,000 shares granted to the CEO of the Company will lapse on November 15, 2016. The restrictions on 93,800 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2007 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2011. The restrictions on the remaining 117,920 shares will lapse as to 25% of these shares on November 15, 2007 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2010. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements. Because this April 2, 2007 grant was made pursuant to a modification in which there was no incremental compensation cost as calculated under the provisions of SFAS No. 123R, this grant resulted in no additional future compensation cost associated with amortization of restricted stock awards.

On April 2, 2007, the Company granted 214,327 shares of restricted common stock to holders of the 412,720 restricted shares granted on December 18, 2006. This grant was made to these holders in lieu of the Company paying in cash the $11.19 per share special dividend applicable to such shares. This dividend was paid to all other shareholders during March 2007. The restrictions on these shares lapsed on the

(dollars in thousands, except per share, per day and per ton data)

same schedule as the December 18, 2006 grant. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements. Because this April 2, 2007 grant was made pursuant to a modification in which there was no incremental compensation cost as calculated under the provisions of SFAS No. 123R, this grant resulted in no additional future compensation cost associated with amortization of restricted stock awards.

On June 29, 2007, the Company granted a total of 21,775 shares of restricted common stock to the Company's five independent Directors. Restrictions on the restricted stock will lapse, if at all, on June 29, 2008 or the date of the Company's 2008 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 21, 2007, the Company made grants of restricted common stock in the amount of 619,080 shares to certain officers and employees of the Company. Of this total, 321,600, 40,200 and 20,100 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 64,320 restricted shares were granted to the president of GMM. The remaining 172,860 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 321,600 shares granted to the CEO of the Company will lapse on November 15, 2017. The restrictions on 155,440 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2008 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2012. The restrictions on the remaining 142,040 shares will lapse as to 25% of these shares on November 15, 2008 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2011. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

On May 14, 2008, the Company granted a total of 17,420 shares of restricted common stock to the Company's four independent Directors. Restrictions on the restricted stock will lapse, if at all, on May 14, 2009 or the date of the Company's 2009 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 15, 2008, the Company made grants of restricted common stock in the amount of 165,490 shares to employees of the Company. The restrictions on 26,800 shares will lapse as to 20% of these shares on November 15, 2009 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2013. The restrictions on the remaining 138,690 shares will lapse as to 25% of these shares on November 15, 2009 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2012. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

On December 23, 2008, the Company made grants of restricted common stock in the amount of 203,680 shares to officers of the Company and 7,555 shares to two of the Company's independent Directors who were not granted shares on May 14, 2008. The restrictions on 203,680 shares granted to officers will lapse as to 20% of these shares on November 15, 2009 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2013. The restrictions on the 7,555 shares granted to the two Directors will lapse, if at all, on May 14, 2009 or the date of the Company's 2009 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

The weighted average grant-date fair value of restricted stock granted during the years ended December 31, 2008, 2007 and 2006 is $10.85 per share, $19.75 per share and $26.51 per share, respectively.

A summary of the activity for restricted stock awards during the year ended December 31, 2008 is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2008	3,227,007	$21.61
Granted	394,145	$10.85
Vested	(267,939)	$25.22
Forfeited	(13,208)	$24.61
Outstanding and nonvested, December 31, 2008	3,340,005	$20.04

The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company's restricted stock grants as of December 31, 2008:

Restricted Stock Grant Date	2009	2010	2011	2012	2013	Thereafter	Total
November 26, 2002	$ 493	$ —	$ —	$ —	$ —	$ —	$ 493
February 9, 2005	952	738	738	739	738	646	4,551
April 5, 2005	1,749	1,749	1,749	1,753	1,748	1,749	10,497
December 21, 2005	1,418	1,101	974	976	974	1,824	7,267
December 18, 2006	1,269	893	628	541	539	1,551	5,421
December 21, 2007	2,016	1,412	1,011	728	620	2,406	8,193
May 14, 2008	100	—	—	—	—	—	100
December 15, 2008	932	480	258	111	11	—	1,792
December 23, 2008	995	507	305	172	71	—	2,050
Total by year	$9,924	$6,880	$5,663	$5,020	$4,701	$8,176	$40,364

As of December 31, 2008 and 2007, there was $40,364 and $47,785, respectively, of total unrecognized compensation cost related to nonvested restricted stock awards. As of December 31, 2007, this cost is expected to be recognized with a credit to paid-in capital over a weighted average period of 2.9 years.

Total compensation cost recognized in income relating to amortization of restricted stock awards for the years ended December 31, 2008, 2007 and 2006 was $11,417, $10,627 and $9,625, respectively.

19. Stock Repurchase Program

In October 2005, General Maritime Subsidiary's Board of Directors approved a share repurchase program for up to a total of $200,000 of its common stock. In February 2006, General Maritime Subsidiary's Board approved an additional $200,000 for repurchases of its common stock under the share repurchase program. On December 16, 2008, the Company's Board approved repurchases by the Company of its common stock under a share repurchase program for up to an aggregate total of $107,119, of which $107,119 was available as of December 31, 2008. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under our 2005 Credit Facility.

Through December 31, 2008, the Company repurchased and retired 11,830,609 shares of its common stock for $292,881. As of December 31, 2008, the Company is permitted under the program to acquire additional shares of its common stock for up to $107,119.

20. Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

The Company has been cooperating in a criminal investigation being conducted by the U.S. Department of Justice relating to the alleged failure by the *Genmar Ajax* to record certain discharges of oily waste between October 2004 and December 2004. On December 15, 2004, following a routine Coast Guard inspection, U.S. Coast Guard officials took various documents, logs and records from the vessel for

(dollars in thousands, except per share, per day and per ton data)

further review and analysis. During 2005, the custodian of records for the *Genmar Ajax* received four subpoenas duces tecum requesting supplemental documentation pertaining to the vessel in connection with a pending grand jury investigation, all of which have been complied with. The Company has denied any wrongdoing in this matter by it or any of its employees. On September 26, 2006, the Company received a letter from the U.S. Department of Justice stating that it may seek an indictment against the Company's General Maritime Management LLC subsidiary in connection with its investigation. Since then, there have been no further communications from the U.S. Department of Justice or any other developments with respect to this matter. Currently, no charges have been made and no fines or penalties have been levied against the Company.

This matter has been reported to the Company's protection and indemnity insurance underwriters. Through December 31, 2008, the Company has paid $464,170 of legal fees incurred by such underwriters and has delivered to such underwriters a letter of credit in the amount of $1,000 for additional costs that may be incurred in connection with this matter. These amounts are subject to reimbursement by the underwriters to the extent that the proceedings result in an outcome covered by insurance.

On or about August 29, 2007, an oil sheen was discovered by shipboard personnel of the *Genmar Progress* in Guayanilla Bay, Puerto Rico in the vicinity of the vessel. The vessel crew took prompt action pursuant to the vessel response plan. The Company's subsidiary which operates the vessel promptly reported this incident to the U.S. Coast Guard and has subsequently accepted responsibility for an accidental discharge of bunker fuel from the vessel. The Company understands the federal and Puerto Rico authorities are conducting civil investigations into an oil pollution incident which occurred during this time period on the southwest coast of Puerto Rico including Guayanilla Bay. The extent to which oil discharged from the *Genmar Progress* is responsible for this incident is currently the subject of investigation. The U.S. Coast Guard has designated the *Genmar Progress* as a potential source of discharged oil. Under the Oil Pollution Act of 1990, the source of the discharge is liable, regardless of fault, for damages and oil spill remediation as a result of the discharge.

On January 19, 2009, the Company received a demand from the U.S. National Pollution Fund for $5.8 million for the U.S. Coast Guard's response costs and certain costs of the Departamento de Recursos Naturales y Ambientales of Puerto Rico in connection with the alleged damage to the environment caused by the spill. The Company is reviewing the demand and has requested additional information from the U.S. National Pollution Fund relating to the demand. Currently, no charges have been made and no other fines or penalties have been levied against the Company.

This matter, including the demand from the U.S. National Pollution Fund, has been reported to the Company's protection and indemnity insurance underwriters, and the Company believes that any such liabilities will be covered by its insurance, less a deductible. The Company has not accrued reserves for this incident other than the deductible because the amount of any additional costs that may be incurred by the Company is not estimable at this time.

The Company has been cooperating in these investigations and has posted a surety bond to cover potential fines or penalties that may be imposed in connection with the matter.

On January 19, 2009, an oil sheen was discovered about the *Genmar Progress* by the vessel's personnel while the vessel was receiving cargo and conducting ballast discharge operations in the Galveston lighterage area off the coast of Texas. The vessel crew took prompt action pursuant to the vessel response plan, and the Company's subsidiary which operates the vessel promptly reported the incident to the U.S. Coast Guard. The vessel proceeded to anchor offshore pursuant to U. S. Coast Guard directive, where it was inspected by a Class Surveyor as required by the U.S. Coast Guard. The U.S. Coast Guard did not board the vessel on scene, but subsequently U. S. Coast Guard personnel boarded the vessel at Lake Charles, Louisiana on January 29 and 30, 2009. Repairs to the vessel were performed based on the recommendation of the Class Surveyor, and no clean up by the Company was required. Currently, no notice of any assessment, claim, charge or penalties has been served by any authorities against the Company by reason of the incident.

On November 25, 2008, a jury in the Southern District of Texas found General Maritime Management (Portugal) L.D.A., a subsidiary of the Company ("GMM Portugal"), and two vessel officers of the *Genmar Defiance* guilty of violating the Act to Prevent Pollution from Ships and 18 USC 1001. The conviction resulted from charges based on alleged incidents occurring on board the *Genmar Defiance* arising from potential failures by shipboard staff to properly record discharges of bilge waste during the period of November 24, 2007 through November 26, 2007. The Company has denied any wrongdoing in this matter by the Company or any of its employees. The continuation of the sentencing hearing is scheduled for March 13, 2009.

The Company has accrued $350 and posted a bond for potential fines or penalties which may be sought in connection with this matter. The Company has also written off approximately $3,300 of insurance claims related to this matter.

From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources.

21. Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included in a quarterly basis.

	2008 Quarter Ended				2007 Quarter Ended			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**	March 31	June 30	Sept. 30	Dec. 31
Voyage revenues	**$73,592**	**$80,931**	**$82,292**	**$89,253**	$ 68,223	$ 62,740	$ 56,115	$64,879
Operating income	**20,317**	**26,569**	**28,478**	**(6,382)**	19,936	20,510	13,756	17,523
Net income	**12,910**	**4,960**	**23,474**	**(11,537)**	16,665	11,780	10,932	5,162
Earnings per common share:								
Basic	**$ 0.33**	**$ 0.13**	**$ 0.60**	**$ (0.28)**	$ 0.40	$ 0.29	$ 0.27	$ 0.13
Diluted	**$ 0.32**	**$ 0.12**	**$ 0.59**	**$ (0.28)**	$ 0.39	$ 0.28	$ 0.26	$ 0.13
Weighted average shares outstanding:				*(in thousands)*				
Basic	**38,831**	**38,776**	**38,804**	**41,430**	41,264	41,275	40,623	39,810
Diluted	**39,818**	**39,967**	**39,952**	**41,430**	42,360	42,382	41,683	40,795

Included in the results of operations for the fourth quarter of 2008 is $22,000 in compensation accruals for the cash payment to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with the Company in connection with the Company's executive transition plan and the cash payment in lieu of a bonus of $8,000 paid to Mr. Georgiopoulos pursuant to the executive transition plan (see Note 2).

22. Future Debt Issuance

The Company may issue debt securities in the future. All or substantially all of the subsidiaries of the Company may be guarantors of such debt. Any such guarantees are expected to be full, unconditional and joint and several. Each of the Company's subsidiaries is 100% owned by the Company. In addition, Company has no independent assets or operations outside of its ownership of the subsidiaries and any such subsidiaries of the Company other than the subsidiary guarantors are expected to be minor. Other than restrictions contained (i) in the existing credit facility of Arlington Tankers Ltd. arising from any events of default and (ii) under applicable provisions of the corporate, limited liability company and similar laws of the jurisdictions of formation of the subsidiaries of the Company, no restrictions exist on the ability of the subsidiaries to transfer funds to the Company through dividends, distributions or otherwise.

23. Subsequent Events

On February 24, 2009, the Company's Board of Directors announced that the Company will be paying a quarterly dividend of $0.50 per share on or about March 20, 2009 to the shareholders of record as of March 6, 2009. The aggregate amount of the dividend is expected to be approximately $28,925, which we anticipate will be funded from cash on hand at the time the payment is to be made.

On February 24, 2009, the Company amended the 2005 Credit Facility to accelerate the $50,063 amortization of the outstanding commitment scheduled to occur on October 26, 2009 to February 24, 2009 and to pledge the *Genmar Daphne* as additional collateral under the facility.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. General Maritime Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of General Maritime Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of General Maritime Corporation's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of General Maritime Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that General Maritime Corporation maintained effective internal control over financial reporting as of December 31, 2008.

The Company's independent registered public accounting firm has audited and issued their attestation report on the Company's internal control over financial reporting, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the internal control over financial reporting of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 2, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

New York, New York
March 2, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

New York, New York
March 2, 2009

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "GMR". The following table sets forth for the periods indicated the high and low intra-day trading prices for our common stock as reported on the New York Stock Exchange:

Fiscal Year Ended December 31, 2008	High	Low
1st Quarter	**$20.72**	**$14.78**
2nd Quarter	**$23.13**	**$17.31**
3rd Quarter	**$20.52**	**$13.60**
4th Quarter	**$14.59**	**$ 6.51**
Fiscal Year Ended December 31, 2007		
1st Quarter	$ 33.83	$ 20.89
2nd Quarter	$ 25.24	$ 19.70
3rd Quarter	$ 22.22	$ 16.60
4th Quarter	$ 21.54	$ 16.86

As of February 25, 2009, there were approximately 134 holders of record of our common stock.

All share and per share amounts presented throughout this Annual Report on Form 10-K, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Combination.

On February 21, 2007 the Board of Directors of General Maritime Subsidiary changed its quarterly dividend policy by adopting a fixed target amount of $0.37 per share per quarter or $1.49 per share each year, starting with the first quarter of 2007.

On February 21, 2007, General Maritime Subsidiary also announced that the Board of Directors of General Maritime Subsidiary declared a special, one-time cash dividend of $11.19 per share. The dividend was paid on or about March 23, 2007 to shareholders of record as of March 9, 2007.

On December 16, 2008, our Board of Directors adopted a quarterly dividend policy with a fixed target amount of $0.50 per share per quarter or $2.00 per share each year. We intend to declare dividends in April, July, October and February of each year.

During the year ended December 31, 2008, General Maritime Subsidiary repurchased 953,142 shares of its common stock for $16.4 million (average per share purchase price of $17.18) pursuant to its share repurchase program described in "Share Repurchase Program" under the heading "Liquidity and Capital Resources."

STOCK PERFORMANCE



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Corporate Information

Executive Team

John P. Tavlarios
President
General Maritime Corporation

Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer, Treasurer and Secretary
General Maritime Corporation

Board of Directors

Peter C. Georgiopoulos
Chairman
General Maritime Corporation
Genco Shipping & Trading Limited
Aegean Marine Petroleum Network Inc.

John P. Tavlarios
General Maritime Corporation

William J. Crabtree(1)(2)(3)
Legal Consultant

E. Grant Gibbons
Director
Gibbons Management Services Limited

Rex W. Harrington(1)(3)
Retired Global Head of Shipping and Director
Royal Bank of Scotland
Senior Consultant, Bank of America

George Konomos(1)(2)
Senior Advisor
Latigo Partners L.P.

Peter S. Shaerf(2)(3)
Managing Director
AMA Capital Partners

(1) member Audit Committee
(2) member Compensation Committee
(3) member Nominating Committee

Corporate Offices

General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, New York 10171
(212) 763-5600
www.generalmaritimecorp.com

Stock Listing

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR.

Transfer Agent

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 6th Avenue
New York, New York 10036
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

Independent Auditors

Deloitte and Touche
2 World Financial Center
New York, New York 10281
(212) 436-2000

Investor Relations Contact

Jeffrey D. Pribor
General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, New York 10171
(212) 763-5600

Notice of Annual Meeting

General Maritime Corporation will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 6th Avenue, New York, New York 10036 at 11:00 am on May 14, 2009.

Certifications

General Maritime Corporation has included as exhibits to its Annual Report on Form 10-K for fiscal year 2008 filed with the Securities and Exchange Commission certifications of General Maritime's President and Chief Financial Officer certifying the quality of the company's public disclosure. General Maritime's President has also submitted to the New York Stock Exchange (NYSE) a written affirmation certifying that he is not aware of any violations by General Maritime of the NYSE corporate governance listing standards.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward-looking statements contained in this annual report are the following: loss or reduction in business from the Company's significant customers; the failure of the Company's significant customers to perform their obligations owed to us; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company's anticipated drydocking or maintenance and repair costs); changes in the itineraries of the Company's vessels; adverse changes in foreign currency exchange rates affecting the Company's expenses; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the year ended December 31, 2008 and its subsequent reports on Form 8-K. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the Company's share repurchase program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the restrictions under the Company's existing credit facility. The Company's ability to pay dividends in any period will depend upon factors including applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of the Company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated.

Designed by Curran & Connors, Inc. / www.curran-connors.com



GENERAL MARITIME CORPORATION

299 Park Avenue
New York, NY 10171
212.763.5600
www.generalmaritimecorp.com